UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB


                                Amendment No. 3


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
               BUSINESS ISSUERS Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                      PHAGE THERAPEUTICS INTERNATIONAL INC.
                      -------------------------------------
                 (Name of small business issuer in its charter)



    Florida                                                    91-1838947
------------------------                                       ----------
(State or jurisdiction                                       (I.R.S. Employer
 of incorporation or                                        Identification No.)
   organization)


         19017 120th Avenue NE, Suite 102
              Bothell, Washington                                 98011
------------------------------------------------           ---------------------
 (Address of principal executive offices)                      (Zip Code)

Issuer's telephone number: (425) 478-1727
                           --------------

Securities to be registered under Section 12(b) of the Act: NONE

  Title of each class                         Name of each exchange on which
  to be so registered                         each class is to be registered





Securities to be registered under Section 12(g) of the Act:


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                                (Title of class)




                                                  TABLE OF CONTENTS



ITEM 1.  DESCRIPTION OF BUSINESS..................................................................................1

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION................................................6

ITEM 3.  DESCRIPTION OF PROPERTY.................................................................................12

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT..........................................12

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.........................................13

ITEM 6.  EXECUTIVE COMPENSATION..................................................................................17

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..........................................................19

ITEM 8.  LEGAL PROCEEDINGS.......................................................................................20

ITEM 9.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS..........................................20

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.................................................................21

ITEM 11. DESCRIPTION OF SECURITIES...............................................................................22

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS...............................................................27

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.............................................................28

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE....................28

ITEM 15. FINANCIAL STATEMENTS ...................................................................................28

ITEM 16. EXHIBITS ...............................................................................................53



FORWARD-LOOKING STATEMENTS

This Form 10-SB contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), including, but not limited to statements related to the business objectives and strategy of Phage. Such forward-looking statements are based on current expectations, estimates and projections about Phage's industry, management beliefs, and certain assumptions made by management of Phage. Words such as"anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates,"variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed, forecasted, or contemplated by any such forward- looking statements. The PSLRA does not apply to initial public offerings. Factors that could cause actual events or results to differ materially include, among others, the following: the early state of development of Phage, reliance on officers and directors, ability to attract and retain qualified personnel, dependence on collaborative arrangements and errors in anticipating its need for capital. See, "Management's Discussion and Analysis or Plan of Operation on page 7"

ITEM 1.  DESCRIPTION OF BUSINESS

Background of Phage


Phage Therapeutics International Inc. ("Phage") was originally incorporated in the State of Florida on July 8, 1997, under the name All Products Distribution, Corp. All Products Distribution, Corp. was founded with the specific intent of opening salons offering services such as manicures, pedicures, facials and hairstyling. This business venture failed. On August 19, 1998 All Products Distribution, Corp. changed its name to Phage Therapeutics International Inc. Phage switched its focus to biotechnology when it decided to pursue the acquisition of Phage Therapeutics, Inc. ("Phage Therapeutics"). Phage Therapeutics was incorporated in the State of Washington on December 24, 1996. The principal executive offices of Phage are located at 19017 120th Avenue NE, Bothell, Washington 98011 and Phage's telephone number is (425) 478-1727.

Phage is an emerging biotechnology company that, through its controlling interest in Phage Therapeutics, a bio- pharmaceutical corporation, is focussed on the discovery, development and regulatory approval of bacteriophage- based therapeutic products for the treatment of certain antibiotic-resistant infections and other bacterial infectious diseases.

Phage has acquired approximately 88% of the issued and outstanding share capital of Phage Therapeutics through a combination of purchasing stock directly from Phage Therapeutics and through completion of a series of share exchange agreements with individual stockholders. Phage intends to acquire the remaining outstanding shares of Phage Therapeutics in due course to increase its holding of Phage Therapeutics to 100%. Phage Therapeutics shareholders who decide not to exchange their shares of Phage Therapeutics for shares of Phage's common stock will remain minority interest shareholders of Phage Therapeutics.




Business of the Issuer

Business Strategy
-----------------

Phage's initial business strategy is to increase its share holdings in Phage Therapeutics. The resulting combined corporate entity ("Phage"), will then continue to establish itself as a leader in the discovery, development and regulatory approval of bacteriophage-based therapeutic products for the treatment of certain antibiotic resistant and other bacterial infectious diseases. Phage will subsequently manufacture and seek regulatory approval for its bacteriophage therapeutic products through Phase II Clinical trials. Once clinical trials have commenced, Phage then plans to enter into a pharmaceutical co-development and co-marketing agreements with multinational pharmaceutical companies to achieve marketing, sales and distribution of the resulting pharmaceutical products.

Phage Therapeutics was formed to discover, develop and gain regulatory approval for bacteriophage therapeutic products for the treatment of antibiotic-resistant and other bacterial infectious diseases. Bacteriophage (phage or phage therapeutic agents) are bacterial viruses that infect and destroy bacteria. A bacteriophage virus infects a host bacterial cell by attaching itself to the bacterial cell surface and then injecting its viral nucleic acid into the bacterial cell. Hundreds of new bacteriophage viruses are formed within the bacterial cell as the virus replicates. The bacterial cell is subsequently destroyed, releasing the newly formed bacteriophage viruses to infect additional bacterial cells. This process is repeated within the bacterial population about every 20 minutes until the bacteria are eliminated. Bacteriophage have been used successfully in infectious disease prevention and treatment programs in the former USSR and Eastern Europe for more than 50 years, although they were not developed and administered under USFDA standards and procedures. Bacteriophage are highly specific, with each kind of bacteriophage typically infecting only one bacterial species.

Demonstrated Need for Bacteriophage Therapeutic Products
--------------------------------------------------------

In recent years the advances of the antibiotic era, barely 60 years old, are being dissipated quickly by the rapid emergence of multi-drug resistance among common bacterial pathogens. Now, as in the pre-antibiotic era, physicians face the challenge of keeping patients with serious bacterial infections alive. An example is the evolution of multi-drug resistance strains of Staphylococcus aureus, a common and serious cause of community and hospital acquired infectious diseases. The prevalence of multi-drug resistance among staphylococci has grown substantially in many regions in the United States sine the 1980's, rendering vancomycin as the remaining effective therapeutic agent. By 1997, strains of Staphylococcus aureus with reduced susceptibility to vancomycin were reported from Japan to the United States. Many leading authorities believe that the emergence of Staphylococcus aureus resistant to all currently-available antibiotic agents, including vancomycin, is imminent and a strong indicator of the post-antibiotic era. As a result, bacterial resistance to antibiotics has now emerged as one of the major public health threats of the late 20th century.

It was observed in 1994 that more than 90% of all staphylococcal isolates (e.g., Staphylococcus aureus) were penicillin-resistant, and more than 40% were methicillin-resistant. At the same time, more than 14% of all enterococci (e.g., Streptococcus spp.) isolated from Intensive Care Units were found to be vancomycin-resistant (Vancomycin is often the antibiotic of last resort when all other antibiotic products have failed to control a bacterial infection). There were reported to be about 40 million hospitalizations in the United States each year at that time, with about 2 million patients having developed hospital-acquired (or nosocomial) bacterial infections, of which 50 to 60% involved antibiotic-resistant bacteria. Deaths in the United States from nosocomial infections now exceed 90,000 per year, at a cost in the United States alone of nearly $5 billion. These patients did not enter the hospital with the primary complaint of infection.

Infections caused by Steptococci represent a major and growing healthcare concern throughout the world each year, and especially Staphylococcus pneumoniae, a primary inciting agent of bacterial pneumonia, bacteremia, otitis media, and meningitis. There are reported to be more than 6 million cases of bacterial ear infection (otitis media) each year in the United States, 500,000 cases of S. pneumoniae pneumonia, more than 55,000 cases of bacteremia, and more than 6,000 cases of meningitis, resulting in more than 40,000 deaths. Often, the rates of morbidity and mortality from these infectious agents are greater in the rest of the world. In 1992, the list of the current top multidrug resistant human infectious bacteria was reported in an article in the journal Science (Science, Vol.257, 21 August, 1992, p.1036), which management believes remains valid today, and included:

     o    Staphylococcus aureus
     o    Pseudomonas aeruginosa
     o Enterobacteriaceae (Escherichia (E. coli), Salmonella, Shigella and Yersinia)
     o    Streptococcus pneumoniae (and Enterococcus spp.)
     o    Mycobacterium tuberculosis
     o    Neisseria gonorrhoeae

Initial Product Line
--------------------

Phage is developing several bacteriophage product candidates that demonstrate significant activity against antibiotic-resistant forms of Staphylococcus ("Staph") aureus and other human pathogenic Staph species commonly considered to be lethal infectious agents encountered widely in medicine. Phage's top bacteriophage product candidate has shown strong and reproducible cell lytic (cell destructive) activity against most Staph isolates tested, including most antibiotic-resistant forms. Samples of Phage's product candidate bacteriophage will be sent to a contract laboratory for preclinical testing of biological activity safety, efficacy and "Proof of Principle." The objective of preclinical "Proof of Principle" testing is to show that the product candidate demonstrates evidence of its intended therapeutic effect in a relevant animal model of the target disease. Following the series of preclinical biological activity safety, efficacy and "Proof of Principle" studies, Phage plans to initiate first Phage I clinical trials for safety under FDA guidelines. Phage's additional emerging bacteriophage products are targeted specifically for the treatment of antibiotic-resistant infections caused by Pseudomonas aeruginosa and certain species of the pathogenic bacterium Neisseria.

Market Place
------------

The current annual worldwide market for infectious disease therapeutic agents is estimated to exceed $25 billion, and continues to grow. Management believes that the United States market share for new-generation antibiotics alone is anticipated to reach about $10 billion within the next year. This phenomenal growth continues in spite of the fact that bacteria have now developed resistance to nearly all of the antibiotic agents that represent the product growth leaders. This has led to a continual stream of new antibiotic products introduced to the market, many of which have severely shortened product life spans, as a direct result of the rapid development of resistance by infectious bacteria. The medical community, including national and international public health agencies, has been urging and supporting the biomedical research community to expand their efforts to identify new technologies and products employing novel mechanisms of action against infectious bacteria. The underlying technology surrounding the bacteriophage products is anticipated to yield new therapeutic agents for the treatment of life-threatening infections, especially those incited by antibiotic-resistant bacteria. Phage plans to establish a leadership position in the technology, development and regulatory approval of bacteriophage therapeutic products.

Manufacturing Development
-------------------------

Essential to the successful scale-up manufacturing of bacteriophage therapeutic products for preclinical and clinical testing, regulatory approval and commercial sale is the establishment of current Good Manufacturing Practices
(cGMP) systems of manufacturing that will result in the reproducible manufacturing of pharmaceutical products. Company mangers have substantial expertise in cGMP manufacturing of pharmaceutical products and plan to have the initial products manufactured by contract at a facility in compliance with cGMP guidelines of the USFDA (United States Food and Drug Administration). Phage will establish a cGMP manufacturing management system for drug substance and clinical supplies manufacturing. The bacteriophage products are considered to be biologicals by the USFDA, and Phage has experience in establishing systems to the FDA standards. Computer-based quality assurance, quality control and documentation systems will be established to assure compliance with FDA and international regulatory authorities. Phage anticipates advancing the development of one pharmaceutical product candidate through one stage of development at any time, although two additional pharmaceutical product candidates will be initiated concurrently within the molecular biology research and development facility.

Competition
-----------

The competition that will be faced by Phage during the discovery, development and regulatory approval of its product line of bacteriophage therapeutic agents will be represented by a combination of elements. Competition may be encountered from the discovery and invention of new antibiotics that may be analogs or derivatives of existing antibiotics to which antibiotic resistance genes have not yet been expresses, or perhaps by new classes of antibiotics for which there may not yet exist antibiotic resistance mechanisms within the bacterial genome. Such successes could represent substantial competition. Greater competition may be represented by new classes of agents that may represent novel biological mechanisms of action for which resistance mechanisms are unlikely events. Also, strategies for infection control are being implemented in hospitals and clinics, and in industrial and domestic settings, that will preclude the onset of contamination and subsequent infection. Such strategies and behaviors will reduce the need for some users of antibiotics as therapeutic agents. Similar strategies are currently being employed in the food and beverage industries, also to reduce exposure of the general population to infectious agents. Competition for Phage's technology, products and markets is represented by any and all pharmaceutical and biotechnology companies that discover, make and sell antibiotic products for the treatment of human infectious diseases. For example, Exponential Biotherapies, Inc., (New York) is exploring bacteriophage product development strategies employing technology intended to circumvent various immune defense mechanisms of the human host against the bacteriophage. Exponential is developing bacteriophage products for the treatment of vancomycin-resistant enterococcus (VRE), streptococcal and staphylococcal infections. In addition, Intralytix (Baltimore) is also developing bacteriophage for the treatment of VRE and some animal bacterial infections. To Phage's best knowledge, these competitor companies are in the research and development stage at this time and have not initiated FDA-approved clinical trials.

Patents, Trademarks &  Licenses
-------------------------------

Phage Therapeutics is identifying, characterizing, developing and patenting novel bacteriophage technologies created within its own laboratories in Washington State, and other bacteriophage technology has been identified for which exclusive licenses are currently being negotiated. Phage Therapeutics has filed a patent application number 09/082-274 on May 20, 1998, to protect Phage's Staphylococcal products and to create significant barriers to entry by potential competitors. A second patent application, number 09/631-605 has been filed on August 3, 2000, to protect a proprietary, novel, natural source for Phage's library of Staphylococcal bacteriophage active against both Staphylococcus aureus and S. epidermidis. Both patent applications include bacteriophage compositions, useful methods for their production, producer strains of bacteria and therapeutic uses for treating humans and domestic animals. For patent purposes, Phage has already deposited certain producer strains with the American Type Culture Collection (ATCC) and will be depositing additional producer strains and novel bacteriophage in the near future.

Phage Therapeutics has adopted a program to identify and protect intellectual property resulting from research and development programs within its United States research operations, as well as with its collaborating investigators and institutions. Phage's policy is to protect its technology by, among other things, filing patent applications with respect to technology considered important to the development of its business. Phage also relies on trade secrets, un-patented know-how, continuing technology innovation and the pursuit of licensing opportunities to develop and maintain its competitive position. Phage also require its employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to execute confidentiality agreements (which include non-competition provisions) upon the commencement of employment or other relationship with Phage. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with Phage is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all of the technology of Phage or its subsidiary which is conceived by the individual during the course of employment with Phage is the exclusive property of Phage.

Regulatory Matters
------------------

General. Regulations imposed by federal, state and local authorities in the United States, as well as authorities in other countries, are a significant factor in the conduct of the research, development, manufacturing and eventual marketing of Phage's products. In the United States, drugs, biological products and medical devices are regulated by the United States Food, Drugs and Cosmetics Act which is administered by the Food & Drugs Administration (FDA).

There are other regulatory laws, and corresponding regulations, which require that the conduct of laboratory, preclinical and clinical studies conform with Good Laboratory Practice ("GLP") and Good Clinical Practices ("GCP"). In addition, manufacturing facilities for the research, testing and production of drugs which are commercially produced must meet Good Manufacturing Practice ("GMP") requirements.

Phage is in compliance with all regulatory requirements to which it is subject and has not been sanctioned by any regulatory authority for failure to comply with any such requirements.

Regulatory Process for Therapeutic Drugs. The development and approval of a new drug requires the performance of pre-clinical and clinical trials. The duration of trials and number of subjects required may vary according to the disease studied, the seriousness of the side effects, the nature of the proposed treatment and the availability of existing therapies. Phage has not yet started clinical trials. Phage has not yet started clinical trials.

Pre-Clinical Studies. The purpose of pre-clinical studies is to determine the safety, pharmacokinetics and scientific value of a new drug in animals before it is administered to humans. Pre-clinical studies also include laboratory evaluation of product chemistry, formulation and stability. Some of the pre-clinical testing, including toxicity studies on animal species, must be conducted by laboratories that comply with CGLP regulations. Data obtained from pre-clinical trials must provide an adequate basis for evaluating both the safety and scientific rationale for subsequent Phase I clinical studies in patients. All of the data collected during pre-clinical studies must then be presented in the form of an Investigational New Drug Application ("IND") or its equivalent to the regulatory authorities in the jurisdiction where clinical studies were conducted. In the United States, clinical studies may begin 30 days after the IND application is filed unless the FDA notifies the applicant otherwise. Reproductive safety studies provide justification for allowing enrolment of female subjects of childbearing potential. Toxicity and carcinogenicity studies that may take as long as 24 months to complete may be undertaken to demonstrate the safety of drug administration for the extended period of time required for effective therapy.

Clinical Trials. Clinical trials involve the administration of investigational products to humans under the supervision of a qualified investigator. These trials must be conducted in compliance with GCP under protocols set out in the IND. Clinical trials are generally conducted in three phases. Phase I clinical trials are commonly performed in healthy human subjects or, less frequently, in selected patients with the targeted disease or disorder. The objective of these trials is to obtain initial pharmacokinetic and pharmacodynamic data concerning the therapy as well as the toxicity of the treatment and the subjects' tolerance to it. Data regarding the absorption, distribution, metabolism and excretion of the drug are also obtained in Phase I. In Phase II human clinical trials, preliminary evidence is sought regarding the pharmacological effects of the drug and the desired therapeutic efficacy with small numbers of patients with the targeted disease. In these trials, efforts are made to evaluate tolerable dose ranges, as well as the optimal dosage level and dosage schedule. Additional safety data may be compiled from these trials. Phase III clinical development trials generally consist of expanded, large-scale studies of patients with the targeted disease so as to obtain definitive statistical evidence of the efficacy and safety of the proposed drug and dosing regimen in comparison with standard therapy.

Approval Process. The FDA may interrupt clinical studies if the health of the subjects is threatened, if the side effects are not compensated for by the drug's benefits or for any other reason. Once Phase III clinical trials have been completed, all clinical trial results as well as information concerning the product and its composition, synthesis, manufacture, packaging and labeling methods for the purpose of obtaining approval to market the product are collated into a file known as the regulatory dossier. The dossier, along with appropriate application material, is filed according to agency-specific guidelines with the appropriate regulatory authority. This application is known as a New Drug Application ("NDA") in the United States. The agency review of an NDA generally takes two to three years and government authorities may subsequently require that the performance of Phase IV studies be completed following initial marketing of the drug to assess its long-term effects.

Since drug manufacturing is also regulated, companies are required to ensure compliance with GMP quality standards that require the control of production activities, raw-material procurement, complaint management, product recalls, labelling and promotional material. In addition to these standards, which are common to all drugs, manufacturers of biopharmaceutical products must demonstrate that their products are homogeneous from one lot to the next, failing which the applicable regulatory authority may prohibit the sale of a lot and possibly require that a product be recalled.

Accelerated Approval in the United States. The FDA has enacted regulations which are intended to accelerate the process of validating the development, assessment and marketing of new diagnostic drug or drugs used for the treatment of serious diseases for which there is no other satisfactory treatment. This "fast-track" designation enables the FDA to participate in the process of establishing research protocols and enables, but does not require it to approve the marketing of the drug immediately following the conclusion of Phase II clinical trials.
The FDA may nonetheless require that Phase III clinical trials for a drug be completed even if it has approved the marketing of the drug.

Employees
---------

Phage presently has no employees and conducts its business through its Officers and Directors. Phage pays Stealth Investments, Inc. a monthly fee of $10,000 which is split evenly between Mr. Darren Pylot and Mr. Chris Tomanik for management fees. Phage also pays a consultant fee of $2,500 a month to Mr. Noah Croom, Phage's legal counsel. As of November 1, 2000, Phage Therapeutics has 3 employees in its Bothell, Washington office. These employees are: Mr. Richard Herman, Mr. Douglas Lee, and Mr. Ken Lehman. The employees of Phage Therapeutics are not unionized. Phage anticipates that the development of its business will require the hiring of additional employees. At present, Mr. Richard Honour is being paid as a consultant to Phage Therapeutics, but will become an employee by the end of this year. Also see Contractual Arrangements on page 25. None of Phage's current employees are covered by any collective bargaining agreement and Phage has never experienced a work stoppage. Phage considers its employee relations to be good. Phage believes its future success will depend in large part upon its continuing ability to attract, train and retain highly skilled technical, sales, marketing and customer support personnel.

Reports to Shareholders

Phage intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as Phage may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, Phage will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

The public may read and copy any materials Phage files with the Securities Exchange Commission (the "SEC") at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.

General

The following discussion and analysis should be read in conjunction with the financial statements, including the notes thereto, appearing elsewhere in this document.

Overview

Phage has not had revenues from operations in each of the last two fiscal years. Phage has financed its operations through raising capital through private placements and loans from shareholders. [See Consolidated Financial Statements - Notes 5 & 6]

Plan of Operation

Phage anticipates expending approximately $4,984,000 over the next twelve month period in pursuing its anticipated plan of operations. Phage anticipates covering these costs by additional equity financing. In approximately February 2000, Phage completed an offering of 1,942,858 units at $0.70 per unit pursuant to a Regulation D, Rule 506 of the Securities Act of 1933, as amended. The total proceeds of $1,360,000 received subsequent to the year end will help Phage complete its anticipated plan of operations. As of October 23, 2000 Phage has entered into a Securities Purchase Agreement with seven purchasers for
$3,000,000 paid to Phage in exchange for 4,285,714 units (see Securities Purchase Agreement as Exhibit "C"). Each "Unit" consisting of one share of Phage's common stock with a par value of $0.001 per share (the "Common Stock") and one Common Stock purchase warrant (the "Warrant"). For every one and a half Warrants the holder will entitle the holder to acquire one additional share of Common Stock of Phage at an exercise price of $0.70 per share. Phage has received $1,500,000 as payment for the first part of this agreement. The second payment of $1,500,000 will occur within 7 days of the filing of this 10SB with the Securities and Exchange Commission. These funds will go towards the operations of Phage.


                                       6
It is anticipated that if there is any shortfall in raising capital to continue Phage's plan of operations, then the plan will be cut-back accordingly. Phage anticipates that the financing raised to date will be used in the next twelve months as follows :

 --------------------------------------------------------- -------------------

 1.  Repayment of Indebtedness                                       $300,000
 --------------------------------------------------------- -------------------

 2.  Personnel Costs (Salaries, Taxes & Benefits)                  $1,350,000
 --------------------------------------------------------- -------------------

 3.  Intellectual Property Development                               $150,000
 --------------------------------------------------------- -------------------

 4.  Pharmaceutical R&D:
      A.  Manufacturing Development                                        $0
 --------------------------------------------------------- -------------------

      B.  Manufacturing Scale-Up                                     $650,000
 --------------------------------------------------------- -------------------

      C.  Analytical Methods Development                             $200,000
 --------------------------------------------------------- -------------------

      D.  Formulations Development                                    $75,000
 --------------------------------------------------------- -------------------

      E.  Preclinical Safety and Efficacy Testing                    $400,000
 --------------------------------------------------------- -------------------

      F.  Preclinical `Proof of Principle' Tests                     $300,000
 --------------------------------------------------------- -------------------

      G.  Clinical Supplies Manufacturing                            $100,000
 --------------------------------------------------------- -------------------

      H.  CGMP Documentation                                          $75,000
 --------------------------------------------------------- -------------------

      I.  Initial Stability Studies                                   $50,000
 --------------------------------------------------------- -------------------

      J. `Phase I in Normals' Clinical Trials                        $100,000
 --------------------------------------------------------- -------------------

      K.  Phase I/II Clinical Trials                                 $100,000
 --------------------------------------------------------- -------------------

      L.  Phase II Clinical Trials                                         $0
 --------------------------------------------------------- -------------------

 5.  FDA Regulatory Costs:
 --------------------------------------------------------- -------------------

      A.  Internal                                                   $100,000
 --------------------------------------------------------- -------------------

      B.  Outsourced                                                 $125,000
 --------------------------------------------------------- -------------------

 6.  Laboratory Operations:
 --------------------------------------------------------- -------------------

      A.  Internal                                                   $170,000
 --------------------------------------------------------- -------------------

      B.  Outsourced                                                 $150,000
 --------------------------------------------------------- -------------------

      C.  Work on Products 2 & 3                                      $45,000
 --------------------------------------------------------- -------------------

 7.  Facilities (Rent, Telephones, Maintenance)                      $144,000
 --------------------------------------------------------- -------------------

 8.  Equipment (Lab & Office)                                        $200,000
 --------------------------------------------------------- -------------------

 9.  Legal (Corporate & Securities)                                   $50,000
 --------------------------------------------------------- -------------------

 10. Accounting (Corporate, Securities, Tax & Audit)                  $30,000
 --------------------------------------------------------- -------------------

 11. Investor & Public Relations                                      $20,000
 --------------------------------------------------------- -------------------

 12. Business Operations                                             $150,000
 --------------------------------------------------------- -------------------

 Total                                                             $5,034,000
 --------------------------------------------------------- -------------------

Fiscal Year Ended December 31, 1999
-----------------------------------
(Audited)

The Auditors for Phage have audited the consolidated balance sheet of Phage as at December 31, 1999 and 1998 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended and for the period from inception on December 24, 1996 to December 31, 1999. [See Financials under Part F/S]

Revenues, Costs & Expenses

The only revenue to Phage has been by way of equity financing and loans to Phage by shareholders. As of the year ended December 31, 1999, Phage had a loss of $1,487,498. The accumulated loss from the date of inception on December 24, 1996, to December 31, 1999 is $4,185,753. The basic and diluted loss per share as of the year ended December 31, 1999 is $0.23 cents per share.

As of December 31, 1999, Phage had assets totaling $52,025. This is comprised of $1,223 cash & cash equivalents, $8, 282 prepaid expenses and other current assets, and $42,520 in capital assets which includes research and development equipment, computer and office equipment, furniture and fixtures, leasehold improvements, construction (from year ended December 1998), and the accumulated amortization.

The liabilities of Phage as of the year ended December 31, 1999 total $1,107,432 and stockholders' equity totaled $52,025.

Three Months Period Ended September 30, 2000
--------------------------------------------
(Unaudited) September 30, 2000

Revenues, Costs & Expenses

As of September 30, 2000, Phage has assets totaling $579,763. $219,353 in cash and cash equivalents, $343,228 in prepaid expenses and other current assets, and $17,182 in capital assets. [See Unaudited Financials for Period Ended September 30, 2000].

Expenses for the three month period ending September 30, 2000 total $252,644. These expenses include general & administrative costs of $185,997, research and experimentation costs of $66,647. The basic and diluted loss per share for the three month period ended September 30, 2000 is $0.03.

Liquidity and Capital Resources
-------------------------------

Any prospective investors should consider carefully the following risks and highly speculative factors which may affect the business of Phage.

Factors That May Affect Operating Results

The factors set forth below, along with the other information contained herein, should be considered carefully in evaluating Phage's prospects. Further, this document contains certain forward-looking statements that involve risks and uncertainties, such as statements of Phage's plans, goals, objectives, expectations and intentions. The cautionary statements made in this section apply to all related forward-looking statements wherever they appear in this document. Readers are cautioned that, while the forward-looking statements reflect Phage's good faith beliefs, they are not guarantees of future performance, and involve known and unknown risks and uncertainties. In addition, Phage's actual results could differ materially from those discussed herein and the business, its financial condition or results of operations could be materially and adversely affected. In such case, some of the factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this document.

Start-up or Development Stage Company
-------------------------------------

Since its organization, Phage has had limited operations and is a "start-up" or "development stage" company. As with any company at this stage, there may be unforeseen costs, expenses, problems and difficulties of which the management may not be aware of. A commitment of substantial resources to conduct time-consuming research and development and clinical studies will be required if Phage is to complete the development of any potential products. Phage has not yet begun to market or generate revenues from the commercialization of its products and expects to incur further substantial losses during its current year of operation. There can be no assurance that any of Phage's products will meet applicable health regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs or be successfully marketed, or that the investment made in such potential products will be recouped through strategic alliance payments, product sales and royalty payments to generate sufficient revenues to fund its continuing operations. There can be no assurances that Phage, or its subsidiary, Phage Therapeutics will achieve profitability in the future, or, if so, as to the timing or amount thereof. Phage's products and technologies are currently in the research and development stages and there can be no assurance that these programs conducted by Phage will result in commercially viable products. No specific drug formulation has yet been achieved. To obtain regulatory approvals for some of Phage's products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. No assurance can be given that any animal or human tests, if undertaken, will yield favorable results. Unsatisfactory results obtained from a particular study relating to one or more of Phage's products or technologies may cause Phage to reduce or abandon its commitment to that program. (See Financial Statements and Business of Phage)

Reliance Upon Officers, Directors and Key Employees
---------------------------------------------------

Phage is reliant on certain members of its management and scientific staff, and the loss of the services of one or more of these individuals could adversely affect Phage. In addition, Phage's ability to effectively manage growth will require it to continue to implement and improve its management systems and to recruit and train qualified employees. Although Phage has been successful in the past in obtaining trained staff, there can be no assurance that Phage will be able to attract and retain skilled and experienced personnel in the future.

No Key Man Life Insurance
-------------------------

The success of Phage will depend to a considerable degree on Dr. Gaetano Morello, Chairman and Director, Mr. Darren Pylot, President & Director, and Mr. Richard C. Honour, Vice President of Research and Development of Company and the President and a Director of Phage Therapeutics Inc. Phage has not obtained key man life insurance for any of these officers There can be no assurance that Phage will be able to secure key man life insurance for any of the officers.

Conflicts of Interests
----------------------

Management of Phage may devote time to other companies or projects which may compete, directly or indirectly, with Phage. An attempt will be made with regard to any conflicts of interest between Phage and management to resolve such conflicts in favor of Phage.

Ability to Attract and Retain Qualified Personnel
-------------------------------------------------

Phage's success depends upon the continued efforts of its senior management team and its technical, marketing and sales personnel. Such employees may voluntarily terminate their employment with Phage at any time, as Phage presently has no employment agreements with any of its employees. Phage's success also depends on its ability to attract, train and retain additional highly qualified management, technical, marketing and sales personnel. The process of hiring employees with the combination of skills and attributes required to carry out Phage's strategy is extremely competitive and time-consuming. There can be no assurance that Phage will be able to retain or integrate existing personnel, or successfully identify, hire and train additional qualified personnel. The loss of the services of key personnel, or the inability to attract additional qualified personnel, could have a material adverse effect on Phage's business, financial condition and results of operations.

Dependence on Collaborative Arrangements
----------------------------------------

Phage's strategy is to enter into various arrangements with corporate partners, licensors, licensees and others for the research, development, manufacturing, marketing and commercialization of its products. There can be no assurance that Phage will be able to establish such arrangements on favorable terms, if at all, or that such arrangements will be successful. The failure to establish successful collaborative arrangements with respect to certain products could negatively impact Phage's ability to commercialize those products.

Control by Certain Shareholders
-------------------------------

Phage has acquired approximately 88% of the issued and outstanding common shares of Phage Therapeutics Phage acquired its share position in Phage Therapeutics by purchasing shares directly from Phage Therapeutics and by acquiring shares from other stockholders of Phage Therapeutics Phage issued shares in its common stock in exchange for the shares of Phage Therapeutics it acquired from individual stockholders. In these transactions, sufficient common shares of Phage were issued such that a controlling interest in Phage rests with the former stockholders of Phage Therapeutics if they chose to act as a group. In total 3,836,711 shares in the capital stock of Phage were issued to the former stockholders of Phage Therapeutics which represents approximately 35% of the issued and outstanding share capital of Phage. Phage is not aware of any agreement among the 22 former stockholders of Phage Therapeutics to act as group or in concert with one another in connection with their share ownership in Phage.

Need for Additional Capital
---------------------------

As of September 30, 2000, Phage has current assets of $579,769, and current liabilities and stockholders' equity of $579,763. As of this date, Phage has not acquired or received any income from its proposed operations, and there can be no assurance that any such commitments will be forthcoming in the future. To continue to operate as a going concern over the next twelve months is wholly contingent Phage's ability to raise up to $5.5 million in a combination of debt and equity securities to have sufficient working capital to run and grow the business through. Recently, Phage raised $1.5 million of this amount. Should Phage be unsuccessful in its efforts to raise the additional capital it needs, it will be required to curtail its plans or it may be required to cut back or stop operations. There can be no assurance that Phage will raise additional capital or generate cash from operations sufficient to meet its obligations and planned requirements.

Phage may seek additional sources of capital, including an additional offering of its equity securities, an offering of debt securities or obtaining financing through a bank or other entity. This may not be available on a timely basis, in sufficient amounts or on terms acceptable to Phage. The inability of Phage to raise additional equity capital or borrow funds required to effect its business plan, may have a material adverse effect on Phage's financial condition and future prospects. Additionally, to the extent that further funding ultimately proves to be available, both debt and equity financing involve risks. Debt financing may require Phage to pay significant amounts of interest and principal payments, reducing the resources available to Phage's business operations. Some types of equity financing may be highly dilutive to Phage's stockholders' interest in Phage's assets and earnings. Any debt financing or other financing of securities senior to common stock will likely include financial and other covenants that will restrict Phage's flexibility.

Competition
-----------

The pharmaceutical and biotechnology industries are highly competitive. Phage competes with other companies, academic and research institutions which have substantially greater resources to those of Phage. Other companies may succeed in developing products earlier than Phage, obtaining HPB and FDA approvals for such products more rapidly than Phage or its subsidiary or developing products that are more effective than those proposed to be developed by Phage. While Phage will seek to expand its technological capabilities in order to remain competitive, there can be no assurance that research and development by others will not render Phage's technology or products obsolete or non-competitive or result in treatments or cures superior to any therapy developed by Phage, or that any therapy developed by Phage will be preferred to any existing or newly developed technologies.

Patents and Licensed Technology
-------------------------------

Phage's's policy is to protect its technology by, among other things, filing patent applications with respect to technology considered important to the development of its business. Phage also rely upon trade secrets, unpatented know-how, continuing technology innovation and the pursuit of licensing opportunities to develop and maintain its competitive position. There can be no assurance, however, that any of the foregoing will prevent or provide meaningful protection or adequate remedies for Phage's technology in the event of unauthorized use or disclosure of such information.

Competitors or potential competitors may have filed applications for, or may have received patents and may obtain additional and proprietary rights to, compounds or processes used by or competitive with those of Phage. The issuance of patents based on such compounds or processes could adversely affect the ability of Phage or its subsidiary to market and sell Phage's or its subsidiary's products. If a license is required, there can be no assurance that Phage or its subsidiary will be able to obtain such a license, or that, if obtainable, such a license would be available on reasonable terms.

Patent litigation is becoming widespread in the biotechnology industry and it is not possible to predict how any such litigation will affect Phage's or its subsidiary's efforts to form strategic alliances, conduct clinical testing or manufacture and market any products under development. Further, there can be no assurance that Phage's or its subsidiary's patents, if issued, would be held valid by a court of competent jurisdiction. Phage may also become involved in interference proceedings in connection with one or more of its patents or patent applications to determine priority of invention, which could result in substantial cost to Phage or its subsidiary, as well as a possible adverse decision as to priority of invention of the patent or patent application involved.

Regulatory Environment
----------------------

The procedure involved in obtaining regulatory approval from the competent authorities to market therapeutic products is long and costly and may delay product development. The approval to market a product may be applicable to a limited extent only or it may be refused. Such limitations or refusal could be detrimental to the sales and profitability of Phage. To date, Phage Therapeutics has not submitted applications to the HPB or the FDA for the marketing of its products. There can be no assurance that Phage will obtain such regulatory approval on a timely basis or at all.

Manufacturing and Marketing
---------------------------

Phage has not yet manufactured any products for commercial distribution and in order to be successful, Phage's products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. Phage does not have facilities for the production of its products under development and will initially obtain the small amounts of its products it requires for clinical studies from contract manufacturing companies. In order to manufacture it products in commercial quantities, if it elects to do so, Phage will need to develop its own manufacturing facilities or contract with third parties to manufacture its products. There can be no assurance, however, that Phage will be able to develop or otherwise secure access to such facilities or that Phage or any third parties it contracts with will be able to produce commercial quantities of Phage's products at reasonable cost, or at all.

Product Liability
-----------------

The sale and use of products under development by Phage, and the conduct of clinical studies involving human subjects, may entail risk of product liability. Phage does not currently have in place product liability insurance for its products but expects that, as it expands, it will require such insurance. There can be no assurance that Phage will be able to obtain appropriate levels of product liability insurance prior to the sale of its products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by Phage. The obligation to pay any product liability claim or recall a product could have a material adverse effect on the business, financial condition and future prospects of Phage.

ITEM 3.  DESCRIPTION OF PROPERTY.

At present the offices of Phage are being provided by management. Phage expects to locate its offices at the facility leased by Phage Therapeutics on completion of its acquisition of 100% of the shares of Phage Therapeutics Phage Therapeutics entered a lease agreement effective May 1, 1997 which was to expire April 2002. In November, 1999 Phage Therapeutics received from the lessor a release  from the  remaining  term of the  lease in  exchange  for  payments  of
$35,000,  $23,242  and $19,370 to be made on March 20,  2000,  June 10, 2000 and
September 10, 2000 respectively. These amounts totaling $77,612 represent unpaid rent of approximately $54,000 (for four months) plus a penalty for lease termination. All amounts have been included in the Consolidated Financial Statements as of December 31, 1999 and are included in rent expense and recorded as a liability at December 31, 1999. This lease was for approximately 17,000 square feet in Bothell, Washington. Currently, Phage Therapeutics's physical assets are being held in a storage facility for which Phage Therapeutics pays a monthly fee. A new lab facility in Bothell, Washington will be ready for Phage Therapeutics to move into by mid- November. The new lab facility will be used to conduct research on the discovery of new products and to conduct supportive development work on Phage's products.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information concerning the Common Stock ownership as of October 23, 2000, of each officer, director, promoter, or shareholder who is known to Phage as management or to be the holder of record or beneficial owner of more than five percent of Phage's Common Stock. Unless otherwise indicated, Phage believes that the persons named in the table below, based on information furnished by such owners, have sole voting and investment power with respect to the Common Stock beneficially owned by them, subject to community property laws, where applicable.

------------------------------------------------------ -------------------------------------------------------------

Name and Address                                             Amount and Nature of Beneficial Ownership (2)(3)
of Beneficial Owner (1)
------------------------------------------------------ -------------------------------------------------------------

                                                                  Number(4)                     Percentage
------------------------------------------------------ -------------------------------- ----------------------------

Richard Honour, Vice President of Research &                       100000                          0.92%
Development
Kenmore, Washington

------------------------------------------------------

Darren Pylot, President & Chief Executive Officer                     0                             0%
Vancouver, British Columbia
------------------------------------------------------ -------------------------------- ----------------------------

Gaetano Morello, Chairman                                          100000                          0.92%
Vancouver, British Columbia
------------------------------------------------------ -------------------------------- ----------------------------

Richard Herman                                                        0                             0%
Redmond, Washington
                                                        ------------------------------- ----------------------------

Robert Miller (5)                                                  997518                          9.16%
Miami, Florida
                                                        ------------------------------- ----------------------------
Douglas I. Lee                                                        0                             0%
Seattle, Washington

John J. Majnarich                                                     0                             0%
Preston, Washington

Deirdre (Dee) Sweeney                                                 0                              0
Redmond, Washington

Kenneth E. Lehman                                                     0                              0
Kenmore, Washington

Michael C. Maloney                                                    0                             0%
Woodinville, Washington
------------------------------------------------------ -------------------------------- ----------------------------
                                       12


Note:

7. As of the date hereof, to the knowledge of Phage's directors and officers, there are no other persons who are holders of record or are beneficial owners, directly or indirectly, of shares conferring over 5% of the voting rights attached to the issued and outstanding Common Shares. Unless otherwise indicated, the named party is believed to have sole investment and voting control of the shares set forth in the above table. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon the exercise of options. Calculations of percentages of beneficial ownership assume the exercise by only the respective named stockholders of all options for the purchase of Common Stock held by such stockholder which are exercisable within 60 days of November 15, 2000.
8. Unless otherwise indicated, the named party is believed to have sole investment and voting control of the shares set forth in the above table.
9. Does not include Shares to be issued on exercise of the Warrants or exercise of the Agent's Warrants.
10.  Does not includes Shares issued under Stock Option Plan.
11. Auron 2000 owns 497,518 common shares, in which Mr. Robert Miller owns 100% of Auron 2000. Mr. Robert Miller owns 500,000 in his own name.

Changes in Control
------------------

Phage currently has no arrangements which may result in a change of control.

Stock Options
-------------

The Board of Directors and shareholders of Phage have adopted an incentive stock option plan (the "Plan") providing for the granting of stock options to officers, directors, employees and key consultants of Phage and its subsidiaries or affiliates. The purpose of the Plan is to enable Phage to attract and retain persons whose efforts will assist in the future growth and success of Phage. Under the Plan, Phage is authorized to issue options up to a total of 10% of the shares of the common stock of Phage outstanding from time to time. The options under the plan are non-assignable (except in the event of death) and vest over a five year period. The vesting schedule will be determined by the Board of Directors or Administrator of the Plan. Options granted under the Plan terminate within 30 days, in respect of any optionee, in the event that such optionee ceases to be a full-time employee, director or officer of the Corporation or within six months after the death of such optionee. The Board of Directors may, at its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

Phage has reserved for issuance 1,405,000 shares of the common stock of Phage pursuant to the Stock Option Plan based on the total issued an outstanding share capital on January 4, 2000, the date the Stock Option Plan was approved by the shareholders of Phage. There are currently 1,405,000 stock options outstanding under the Stock Option Plan.

In addition to the foregoing, Phage anticipates it will assume the obligations of the stock option plan for Phage Therapeutics and options issued under that plan on and if it is able to acquire 100% of the issued and outstanding share capital of Phage Therapeutics Currently, 1,405,000 options are issued and outstanding exercisable for shares of Phage Therapeutics

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Directors and Officers of Phage
-------------------------------

The names, ages and positions of the executive officers and directors of Phage are:

Name     .........        Age            Position
----                      ---            --------

Gaetano Morello...        37             Chairman & Director
Darren Pylot......        33             President & Director
Richard Honour....        60             Vice-President Research & Development &
                                         Director

In addition to the foregoing, Phage will recruit and appoint additional directors and officers as needed who have the requisite complement of skills to successfully implement the mandate of Phage. Currently Phage has no employees. Phage will recruit employees as Phage grows and develops.



The following describes the principal occupation of each officer and director of Phage for the previous five years:

Gaetano Morello. Dr. Gaetano Morello was appointed Director of Phage on February 8, 2000 and appointed Chairman on March 13, 2000. He is a licensed naturopathic physician practicing in West Vancouver, British Columbia and a contributing author to several medical publications, including The American Journal of Natural Medicine. Dr. Morello is a medical consultant to a number of companies and lectures in Canada, the United States, Germany and Italy on the scientific basis of natural medicine. Dr. Morello also currently practices at the West Coast Clinic for Naturopathic Medicine in Vancouver, Canada. He has experience in the clinical applications of the scientific foundations of natural medicine.

Darren Pylot. Mr. Pylot has served as a Director and President Company since May 26, 1998 and has also served as Chief Executive Office & President of Phage until June 17, 1999. He was re-appointed President of Phage on February 8, 2000. Mr. Pylot is the founder and President of Stealth Investments Corp. (a private British Columbia company). Since 1994 he has been the President and a Director of Serena Resources Ltd., a publicly traded mineral exploration company. Since 1996, Mr. Pylot has been a Director of Stamford International Inc., a publicly traded holding company which has a controlling interest in Nanovation Technologies Inc., a company who has an exclusive license from Northwestern University for the world wide rights to the Photonic wire microvcavity laser project, and that has funded construction of a nano-fabrication laboratory on the Northwestern University campus.

Richard Honour, PhD. Mr. Honour was re-appointed a Director and Vice President of Research and Development of Phage on August 15, 2000 and has served as President and Chief Executive Officer of Phage from October 27, 1998 to December 16, 1999. He has also served as President & Chief Executive Officer for Phage Therapeutics from 1997 to December 16, 1999. He was President & CEO of ZymoGenetics (Seattle, WA, 1983-85) and MicroProbe Corporation (Bothell, WA, 1985-90) and Executive VP for Pharmaceutical Development with Cytran, Inc. (Kirkland, WA, 1991-95). He then worked with the investment banking firm of Chanen, Painter & Co. (Seattle, WA, 1995-97). Previously, Dr. Honour was
Executive Director of a National Cancer Institute-sponsored clinical trials research program at the University of Southern California, School of Medicine (Los Angeles, CA, 1973-83), which evaluated new cancer therapeutic agents and multidisciplinary regimens, where he also held a faculty appointment. His career and experience have focused on the discovery and development of diagnostic and therapeutic products for human infectious diseases and cancer. Dr. Honour earned a Doctorate degree from the University of California (1972), where he specialized in microbiology. He is a Director for several private technology and health care companies and he is a biotechnology and health care advisor for the Washington Technology Center, University of Washington, as well as for two venture capital firms.

Appointment of Director and Officers
-------------------------------------

Directors may be elected in the manner  prescribed by the provisions of Sections
607.0801 through 607.0850 of the Florida Business Corporation Act. Directors are elected at the first annual shareholders' meeting and at each annual meeting thereafter unless their terms are staggered under s. 607.0806. Any director may resign at any time by delivering written notice to the board of directors or its chair or to Phage. Thereafter, directors who are elected at an election of directors by stockholders, and directors who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next election of directors by stockholders and until their successors are elected and qualified or until their earlier resignation or removal. In the interim between elections of directors by stockholders, newly created directorships and any vacancies in the Board of Directors, including any vacancies resulting from the removal of directors for cause or without cause by the stockholders and not filled by said stockholders, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum.

Phage must have a President, a Secretary, and a Treasurer, and if deemed necessary, expedient, or desirable by the Board of Directors, a Chairman of the Board, a Vice-Chairman of the Board, and Executive Vice-President, one or more other Vice-Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers and agents with such titles as the resolution choosing them shall designate. Each of any such officers must be natural persons and must be natural persons and must be chosen by the Board of Directors or chosen in the manner determined by the Board of Directors.


The term of office of each director is one year or until his successor is elected at the annual meeting of Phage and qualified. The term of office for each officer of Phage is at the pleasure of the Board of Directors. The Board of Directors has no nominating, auditing or compensation committee. There are no arrangements or understandings between any of the officers or directors and any other persons pursuant to which such officer or director was selected as an officer or director.

Involvement in Other Public Companies
-------------------------------------

Mr. Darren Pylot is also the President and Director of Serena Resources Ltd. which is currently inactive. Serena Resources Ltd. has applied to the Canadian Ventures Exchange ("CDNX") for Mining Property approval and is awaiting approval from CDNX.

Involvement in Certain Legal Proceedings
----------------------------------------

Except as indicated below and/or hereinbefore, to the knowledge of Management, during the past five years, no present or former director, executive officer, or person nominated to become a director or executive officer of Phage:

          (1) Filed a petition under federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

          (2) Was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offences);

          (3) Was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him or her from or otherwise limiting his/her involvement in any type of business, securities or banking activities;

          (4) Was found by a court of competent jurisdiction in a civil action, by the Securities and Exchange Commission or the Commodity Futures Trading Commission, to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated.

Directors, Executive Officers of Phage Therapeutics
---------------------------------------------------

The Board of Directors and Officers of Phage Therapeutics mirrors the current Board of Directors of Phage in composition and positions held.

Advisors of Phage and Phage Therapeutics
----------------------------------------

Phage's management team and advisors have extensive experience in biotechnology and biopharmaceutical development, including the development of human therapeutic products. Various of the these members have direct experience in
research  management,   drug  substance  and  finished  product   pharmaceutical
manufacturing, analytical methods, pharmaceutical product development, preclinical studies design and management, FDA documentation systems, quality control and quality assurance systems, Phase I, II and III clinical investigations, pharmaceutical product corporate strategic planning, intellectual property and licensing, and corporate finance. The management team and advisors are as follows:

Richard E. Herman, PhD, is a microbial geneticist and molecular biologist with 15 years of experience in biotechnology. Dr. Herman holds a PhD degree and has worked on the interaction of bacteriophage T4 with an antibiotic resistance plasmid in E.coli. Dr. Herman has conducted research on the infective processes of Herpes Simplex Virus in nerve cells and developed cloning techniques for streptococci bacteria of importance to industrial fermentations. While Director of Microbial Research at BioTechniques Laboratories (Redmond, WA), Dr. Herman led product development, directed animal field trials (including poultry, swine, beef and dairy cattle) and patented products containing beneficial bacteria designed to improve the health of the intestinal tracts of animals and humans. Dr. Herman was awarded the PhD degree from the University of Minnesota in genetics, an MS degree in cellular biology, and a BA degree in biology.

Douglas I. Lee, MA, MBA, is a microbiologist and product development specialist with more than 14 years of experience in the biotechnology industry. Mr. Lee brings expertise in the fields of infectious disease microbiology and virology, based on past employment at the University of Washington (Department of Infectious Diseases), Genetic Systems Corporation (Seattle, WA), Immunex Corporation (Seattle, WA), and MicroProbe Corporation (Bothell, WA). Most recently, Mr. Lee was Senior Scientist with BARD Diagnostic Sciences, Inc. (Redmond, WA), where he discovered and developed monoclonal antibodies for the early detection of bladder cancer. In 1996, Mr. Lee earned an MBA degree from the University of Washington.

Deirdre (Dee) Sweeney, B.Sc., is a regulatory affairs consultant with more than 24 years of regulatory experience having worked for the Federal Drug Administration, Bristol-Meyers Squibb and most recently, NeoRx Corporation where she held the position of Director of Regulatory Affairs. Ms Sweeney started her own regulatory consulting business in 1997, Sweeney Regulatory Consulting, providing regulatory services to companies engaged in the development and manufacture of biotechnology products, pharmaceuticals, and medical devices. Ms Sweeney was President of the Organization of Regulatory and Clinical Associates
(ORCA) for the past two years and she has served on the Board of Directors of Washington Biotechnology and Biomedical Association (WBBA) for the past seven years. Ms Sweeney received her Bachelor of Science degree in Biology and Art from Bowling Green State University. Ms Sweeney is part of the Regulatory Affairs Professional Society and has been Regulatory Affairs Certified (RAC) since 1991.

Kenneth E. Lehman, B.A., MBA, is a controller with approximately 18 years of experience in managerial accounting and project management with US West Communications, Inc. Mr. Lehman's operational experience includes general accounting, financial statements, financial analysis, accounting policies and procedures, fixed asset management, and audits. Prior to this experience, Mr. Lehman was part of the United States Army, Finance Corps, 101st Airborne Division from 1969 to 1971. Mr. Lehman received his Bachelor of Arts in Accounting from the University of Washington in 1974 and his Masters of Business Administration, Finance and Accounting from City University in Seattle, Washington in 1986. Mr. Lehman has begun working for Phage Therapeutics on a full-time basis starting November 1, 2000.

Collaborative Relationships
---------------------------

In addition to Phage Therapeutics's biotechnology business and laboratory operations in Washington, Phage Therapeutics collaborates with several academic research groups and universities for the evaluation and characterization of bacteriophage that represent an important source of Phage's bacteriophage technology and products. Phage Therapeutics is initiating individual consulting and advisory agreements with certain of these key investigators including:

Michael C. Maloney, RAC, Advisor, is a regulatory professional with more than 21 years of United States and international experience in the commercialization of medical products. He has experience in quality assurance, manufacturing, documentation, clinical investigations, product licensing and regulatory compliance. Mr. Maloney has participated in the successful introduction of a broad spectrum of medical products, including Class I, II and III medical devices, in vitro diagnostics, and critical care monitoring equipment. In addition, he has participated in the development of biological and therapeutic agents. Also, he has a broad range of experience in filing product licensing applications, including IDE, 510(k), PMA and IND applications, as well as international dossiers. He has served as Manager, Director or Vice President of Regulatory Affairs, and Director of Operations. He is a member of the Regulatory Affairs Professional Society (RAPS), is Regulatory Affairs Certified by RAPS, and is a member of the American Society for Quality Control. Mr. Maloney currently serves as President & CEO of La Hay Laboratories, Inc., Redmond, WA.

John J. Majnarich, PhD, is a biochemist and senior research executive with more than thirty years of laboratory and management experience. Dr. Majnarich has special expertise in the evaluation and testing of natural and synthetic compounds for use as animal or human therapeutic products. Dr. Majnarich is President and Scientific Director of BioResearch Laboratories, Inc., Redmond, WA. He was founder of Biomed, Inc., Bellevue, WA, where he developed and managed Biomed into one of the world's leading fish vaccine research and manufacturing companies. Dr. Majnarich was also Director of the Biological Division of Schick Laboratories, Seattle, WA, managing the licensing of a human therapeutic product with the United States FDA. Dr. Majnarich has more than twenty years of experience working with the USDA and the United States FDA in the development, testing and licensing of new human therapeutic products, including natural products and foods. Dr. Majnarich holds a Doctorate in Biochemistry from the University of Washington.



ITEM 6.  EXECUTIVE COMPENSATION

General
-------

Compensation is paid indirectly to Darren Pylot, as disclosed below under the sub-heading "Contractual Arrangements". Mr. Richard Honour is being paid as a consultant to Phage Therapeutics at a cost of $7,000 per month from Phage Therapeutics Phage expects this consultancy arrangement with Mr. Richard Honour to be cancelled by the end of this year and Phage Therapeutics will pay Mr. Honour as an employee. In 1998 and 1999, Mr. Richard Honour was paid as an employee of Phage Therapeutics Mr. Honour is owed back salary of a total of $ 125,689,42 for 1998 and 1999. None of the other Directors of the Company have received any cash compensation, directly or indirectly, for their services rendered during the most recently completed financial year of Phage. Phage does not have any non-cash compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current financial year, other than pursuant to the granting of stock options.


Contractual Arrangements
------------------------

On September 1, 1998, Phage entered into a management agreement with Stealth Investment Corp. to provide day to day management services to Phage (the
"Management Agreement"). Mr. Darren Pylot, a director and officer of the Company, is the sole shareholder and director of Stealth Investment Corp. The Management Agreement is terminable by either party with two month's notice and provides for a base fee of $ 10,000 per month plus related expenses. In the current fiscal year up to the period ending June 30, 2000, Phage has paid Stealth Investment Corp. a total of $ 60,000 under the Management Agreement. As of November 1, 2000, Phage owes $60,000 to Stealth Investment Corp.

In January 2000, Phage Therapeutics entered into a consulting agreement with Richard Honour. Mr. Richard Honour is a director and officer of the Company. Mr. Richard Honour is provided a consultancy fee of $7,000 per month. This consulting agreement is an oral agreement between Mr. Richard Honour and Phage Therapeutics A written employment agreement is pending. From January 2000 to the present, Mr. Richard Honour has received approximately $77,000.

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to Phage for the three most recently completed financial years in respect of each of the individuals who were, the Chief Executive Officer and the other four most highly compensated executive officers of Phage whose individual total compensation for the most recently completed financial year exceeds $100,000 (collectively " the Named Executive


Officers") including any individual who would have qualified as a Named Executive Officer but for the fact that the individual was not serving as such an Officer at the end of the most recently completed financial year.

Annual Compensation(1)                                                   Long Term Compensation
                                                                         -------------------------------------

                                                                         Awards      Payouts
------------------------------------------------------------------------ ----------- ------------------------- --------------

Name and Principal   Year     Salary*          Bonus    Other Annual     Securities  Restricted    LTIP        All Other
Position                      ($)              ($)      Compensation     Under       Shares or     Payouts     Compensation
                                                        ($)              Option/     Restricted    ($)         ($)
                                                                         SAR's       Share Units
                                                                         Granted     ($)
                                                                         (#)
-------------------- -------- ---------------- -------- ---------------- ----------- ------------- ----------- --------------

Name                   2000  $Nil              Nil      Nil              50,000      Nil           Nil         Nil
Gaetano Morello        1999   Nil              Nil      Nil              Nil         Nil           Nil         Nil
                       1998   Nil              Nil      Nil              Nil         Nil           Nil         Nil
-------------------- -------- ---------------- -------- ---------------- ----------- ------------- ----------- --------------

Darren Pylot(2)        2000  $Nil              Nil      Nil              240,000     Nil           Nil         Nil
                       1999   Nil              Nil      Nil              Nil         Nil           Nil         Nil
                       1998   Nil              Nil      Nil              Nil         Nil           Nil         Nil
-------------------- -------- ---------------- -------- ---------------- ----------- ------------- ----------- ---------------
Richard Honour         2000  $ 7,000/mo (3)    Nil      Nil              500,000     Nil           Nil         Nil
                       1999   12,000/mo        Nil      Nil              Nil         Nil           Nil         Nil
                       1998   12,000/mo        Nil      Nil              Nil         Nil           Nil         Nil
-------------------- -------- ---------------- -------- ---------------- ----------- ------------- ----------- ---------------

Notes:

          (1) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% if the total of the annual salary and bonus of the named executive officers for the financial year.

          (2) Mr. Darren Pylot is paid $5,000 per month by Stealth Investments Corp. which in turn is paid $10,000 per month from Phage for management services. (See "Contractual Arrangements" on page 25).

          (3) Mr. Richard Honour is currently being paid under a contractual agreement for 2000. For the past two years, Mr. Honour was paid as an employee. It is expected that Mr. Honour will be paid as an employee by the end of 2000.


Long Term Incentive Plan (LTIP) Awards for Named Executive Officers

Phage has had no LTIP awards during the most recently completed financial year.

     Stock Option and Stock Option Appreciation Rights (SAR's) for Named Executive Officers

Stock Option Grants

The following table sets forth the information regarding the stock option grants during the current fiscal year for the Chief Executive Officer and Phage's other executive officers:


                        Stock Options Granted in Last Fiscal Year - Individual Grants
------------------------------------------------------------------------------------------------------------------------

                                       Number of Securities        Percentage of Total          Exercise Price
                                       Underlying Options Granted  Options Granted to           ($/Share)
Name and Principal Position                                        Employees in Fiscal Year
-------------------------------------- --------------------------- ---------------------------- ------------------------

Darren Pylot, President                          240000                        10%                       0.55
-------------------------------------- --------------------------- ---------------------------- ------------------------

Gaetano Morello, Chairman                        50000                         10%                       0.75
-------------------------------------- --------------------------- ---------------------------- ------------------------

Richard Honour, VP of Research &                 500000                        10%                       0.55
Development
-------------------------------------- --------------------------- ---------------------------- ------------------------

   Total Stock Options Issued in 2000                                                  1297000
-------------------------------------- --------------------------- ---------------------------- ------------------------


Stock Options
-------------

The Board of Directors and shareholders of Phage have adopted an incentive stock option plan (the "Plan") providing for the granting of stock options to officers, directors, employees and key consultants of Phage and its subsidiaries or affiliates. The purpose of the Plan is to enable Phage to attract and retain persons whose efforts will assist in the future growth and success of Phage. Under the Plan, Phage is authorized to issue options up to a total of 10% of the shares of the common stock of Phage outstanding from time to time. The options under the plan are non-assignable (except in the event of death) and vest over a five year period. The vesting schedule will be determined by the Board of Directors or Administrator of the Plan. Options granted under the Plan terminate within 30 days, in respect of any optionee, in the event that such optionee ceases to be a full-time employee, director or officer of the Corporation or within six months after the death of such optionee. The Board of Directors may, at its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

Phage has reserved for issuance 1,405,000 shares of the common stock of Phage pursuant to the Stock Option Plan based on the total issued an outstanding share capital on January 4, 2000, the date the Stock Option Plan was approved by the shareholders of Phage. There are currently 1,405,000 stock options outstanding under the Stock Option Plan.

In addition to the foregoing, Phage anticipates it will assume the obligations of the stock option plan for Phage Therapeutics and options issued under that plan on and if it is able to acquire 100% of the issued and outstanding share capital of Phage Therapeutics Currently, 1,405,000 options are issued and outstanding execiseable for shares of Phage Therapeutics

SARS
----

Phage has had no SARS during the most recently completed financial year.

Termination of Employment, Change of Control, and Employment Contracts

Phage has no plan or arrangement in respect of compensation received or that may be received by executive officers in Phage's most recently completed or current financial year to compensate such officers in the event of the termination of employment on resignation, retirement, or change of control in the event of a change in responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $42,000.

Indebtedness to Company of Directors and Officers

None of the directors, senior officers or proposed nominees of management of Phage or associates or affiliates of the foregoing persons is or has been indebted to Phage at any time since the beginning of the last completed financial year of Phage.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Related Transactions
--------------------

Phage has acquired approximately 88% of issued and outstanding share capital of Phage Therapeutics through a combination of purchasing stock directly from Phage Therapeutics and through completion of a series of share exchange agreements with individual stockholders. Phage intends to pursue and enter into further share exchange agreements with the remaining stockholders of Phage Therapeutics in due course to increase its holding to 100%.


During the 1999 fiscal year, Phage received several loans from Prostar Limited, a shareholder of Phage, which totaled $140,198 at year-end. The loans bear an interest of 11% per annum are repayable on demand.

Other than the foregoing, there have been no transactions between Phage in which any of the following persons have had or will have a direct or indirect material interest:

o    any director or executive officer of Phage;

o    any nominee for election as a director;

o any security holder who is known to be the beneficial owner of more than five percent of Phage's common stock; and

o    any member of the immediate family of the forgoing persons.

ITEM 8.  LEGAL PROCEEDINGS.

Phage is not a party to any material legal proceedings, however, an individual whom Phage Therapeutics, Inc engaged on a limited basis to assist with introductions related to raising private equity capital has asserted that certain private placement funds were received by Phage Therapeutics, Inc as a result of introductions made by that individual. Phage is in the process of determining the validity of the claims asserted. Should the claims be determined valid, Phage Therapeutics will be expected to pay approximately $10,000 in cash as a finder's fee, issue 35,000 Phage Therapeutics common shares and issue warrants to purchase an additional 25,000 shares of common stock at $1.00 per share for a term of seven years. As the probability of outcome is not certain, no accrual has been made in the financial statements, nor have any shares been reserved in connection with this contingency.

Prior to inception of Phage Therapeutics, a founder entered into a consulting agreement with an individual to assist with the setup of licensing arrangements between Phage Therapeutics and certain research institutions. A dispute has arisen regarding the amount of payment required under the consulting arrangement, which terminated in June 1997. Phage's exposure in relation to this consulting agreement is a cash amount owed of approximately $17,000, which has been accrued in the financial statements, 25,000 Phage Therapeutics common shares, and an option for 41,668 additional common shares of Phage Therapeutics As the probability of outcome is not certain, no accrual has been made in the financial statements nor shares reserved in connection with this contingency.

To the best of management's knowledge, no other proceedings by or against Phage has been threatened. To management's knowledge, no governmental authority is contemplating the institution of a proceeding against Phage. None of Phage's directors, officers, affiliates or beneficial owners of five percent or more of any class of Phage's voting securities are a party adverse to Phage nor do any of the foregoing individuals have a material interest adverse to Phage.

ITEM 9.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

As of October 24, 2000, the Issuer had 8,752,587 shares of Common Stock issued and outstanding, of which 2,692,593 are free trading and the remaining 6,059,994 are restricted. The most recent Agreement between Phage and seven purchasers increases the total issued and outstanding by another 2,142,857 shares. The total issued and outstanding shares of Common Stock as of filing this 10SB document with the Securities and Exchange Commission is 10,895,444.

The following table shows the high and low bid quotations for Phage's common stock for each full quarterly period and month since Phage's shares were listed for trading on the OTC Bulletin Board(R). Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. Phage's Common Stock was originally listed on the NASDAQ Bulletin Board as APDP in February 1998 and began trading during that month. In August 1998, the Compnay symbol changed to PTXX. Currently, Phage has been delisted from the OTC Bulletin Board(R) and is now listed on the Pink Sheets(R).
                                                              BID PRICES
                  YEAR                PERIOD                  HIGH     LOW
                  2000              First Quarter             4.218    0.844
                                    Second Quarter            delisted
                                    Third Quarter             delisted

                  1999              First Quarter             0.353    0.188
                                    Second Quarter            1.758    1.323
                                    Third Quarter             1.666    0.969
                                    Fourth Quarter            1.115    0.740

Pursuant to NASD Eligibility Rule 6530 (the "Rule") issued on January 4, 1999, issuers who do not make current filings pursuant to Sections 13 and 15(d) of the Securities Act of 1934 are ineligible for listing on the NASDAQ Over-the-Counter Bulletin Board. Pursuant to the Rule, issuers who are not current with such filings are subject to de-listing pursuant to a phase-in schedule depending on each issuer's trading symbol as reported on January 4, 1999. Phage's trading symbol on January 4, 1999 was PTXX. Therefore, pursuant to the phase-in schedule, Phage is subject to de-listing on March 22, 2000. The trading symbol was appended with an "E" on March 17, 2000 and was de-listed on March 22, 2000 for failure to comply with the Eligibility Rule NASD 6530.

Dividends

The payment of dividends by Phage, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, upon Phage's earnings, its capital requirements and its financial condition, as well as other relevant factors. Phage has not paid a cash or stock dividend and does not anticipate paying any cash or stack dividends in the foreseeable future.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.


Since the December 1996 the following Common Shares have been issued and remain outstanding (adjusted for all consolidations) by the Company:


DATE                                       NUMBER OF         ISSUE PRICE     ADDITIONAL        AGGREGATE
----                                       ---------         -----------     ----------        ---------
                                           SHARES            PER SHARE       PAID-IN           ISSUE PRICE
                                           ------            ---------       -------           -----------
                                                                             CAPITAL
                                                                             -------
Stock issued to founder in 1997(1)           571,429            0.001           39,429            40,000

July - December 1997                       4,120,707            0.001        1,470,879         1,475,000
       Balance at December 31, 1997        4,692,136                                           1,515,000

February - March 1998                        165,000            1.60                             265,000
April 1998 (2)                                22,857            3.50                              80,000
April - May 1998                             500,000            0.86                             433,041
       Balance at December 31, 1998        5,379,993                                           2,293,041

Acquisition of Phage Therapeutics,         2,028,375            0.001          -36,873           -34,845
Inc.
March 25, 1999 - 4:1 consolidation of     -1,486,852
shares
April 1999                                   187,500            0.80                             150,000
April 1999 - acquisition of additional       629,284            0.001           -6,795
shares of Phage Therapeutics, Inc.
July 1999 (3)                                 71,429            0.001           79,929            80,000
       Balance at December 1999            6,809,729                                           2,488,196

February 2000                              1,942,858            0.70                           1,360,000

October 2000                               2,142,857            0.70                           1,500,000
       Balance as of November 15, 2000(4) 10,895,444                                           5,348,196

(1)      Issued to founders of the Company at par value.

(2) Prior to the beginning of the financing round described above, PhageTx completed a bridge debt financing of $200,000 which consisted of promissory notes, each with a term of 40 days, paying interest at 10% per annum. These notes were repaid in April 1998. The noteholders also received, as consideration for entering into the note agreements, approximately 22,857 shares of newly issued common stock, as restated, for a total value of $80,000.

(3) During July 1999, in settlement of the liability, the Company issued to the placement agent 71,490 shares of common stock, plus warrants to purchase 85,714 shares of common stock at an exercise price of $1.25 per share until March 25,


         2001. Because these shares were issued in settlement of a debt owed by PhageTx, an amount of $80,000, calculated by multiplying the number of common shares issued by a price of $1.119 per share, has been recorded as a general and administrative expense. See " Financials Statement of December 31, 1999, Note 6 under Part F/S"

(4) The figures in this schedule reconcile to the audited financial statements and the records of the Company. The records of the transfer agent vary and are shown as the following as issued and outstanding:
         December 31, 1997 1,077,000;  December 31, 1998 1,486,500; and December
         31, 1999 6,624,015. As of November 15, 2000, the issued and outstanding is 10,895,444.

Securities Purchase Agreement
-----------------------------

Phage has entered a Securities Purchase Agreement dated as of October 23, 2000 (the "Agreement") by and between Phage and seven purchasers. This Agreement is a two-step procedure. Firstly, for the purchase price of $1,500,000, the purchasers have received 2,142,857 units. Each "Unit" consists of one share of Phage's common stock with a par value of $0.001 per share (the "Common Stock") and one Common Stock purchase warrant (the "Warrant"). Every one and a half Warrants entitles the holder to acquire one additional share of Common Stock of Phage at an exercise price of $0.70 per share. This first part has occurred shortly after the signing of the Agreement. The second part of this transaction will occur within 7 days from the date Phage files this Form 10SB-12g with the Securities and Exchange Commission. At that time, the same purchasers agree to invest an additional $1,500,000 in exchange for an additional 2,142,857 Units.

ITEM 11. DESCRIPTION OF SECURITIES.

Qualification

The following statements constitute brief summaries of Phage's Articles of Incorporation and Bylaws, as amended. Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the Articles of Incorporation and Bylaws.

Common Stock

Phage's Articles of Incorporation authorize it to issue up to 50,000,000 shares of Common Stock, $.001 par value per share. As of October 24, 2000, there were 8,752,587 shares of Common Stock issued and outstanding held by 60 stockholders of record. Including the seven purchasers whom have entered a Securities Purchase Agreement (see below under "Securities Purchase Agreement") the total issued and outstanding common shares is 10,895,444 and 67 shareholders.

Liquidation Rights
------------------

Upon liquidation or dissolution, each outstanding share of Common Stock will be entitled to share equally in the assets of Phage legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights
---------------

There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. Phage has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of Phage. Accordingly, future dividends, if any, will depend upon, among other considerations, Phage's need for working capital and its financial condition at the time.

Voting Rights
-------------

Holders of shares of Common Stock of Phage are entitled to cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights
------------

Shares of Common Stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares of Common Stock in the event of a subsequent offering. Nevada law does not require shareholder approval for the issuance of authorized but unissued shares of Common Stock. Such issuances may be made for a variety of corporate purposes, including future private and public offerings to raise additional capital or to facilitate corporate acquisitions.

Non-Cumulative Voting
---------------------

The Common Shares of Phage do not have cumulative voting rights, which means that the holders of more than fifty percent of the shares of the Common Stock voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.

Transfer Agent
--------------

Phage has appointed Interwest Transfer Company, Incorporated, 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117 as transfer agent for Phage's shares of the Common Stock.

Incentive Stock Options

Phage has issued incentive stock options pursuant to the 2000 Stock Option Plan to directors, officers, employees and certain professional consultants to Phage. The following table shows the break-down of the stock options issued by Phage:


    Date                    Name              Price per         Amount of            Vesting Date          Expiry Date
                                                Share            Shares
-----------------------------------------------------------------------------------------------------------------------
January 4, 2000         Chris Tomanik           $0.55           240000               To be determined by     January 3,
                                                                                     the Administrator       2005

January 4, 2000         Darren Pylot            $0.55           240000               To be determined by     January 3,
                                                                                     the Administrator       2005

January 4, 2000          Douglas Lee            $0.55           75000                To be determined by     January 3,
                                                                                     the Administrator       2005

January 4, 2000         Graham Hughes           $0.55           25000                To be determined by     January 3,
                                                                                     the Administrator       2005

January 4, 2000         Richard Herman          $0.55           200000               To be determined by     January 3,
                                                                                     the Administrator       2005

January 4, 2000         Richard Honour          $0.55           500000               To be determined by     January 3,
                                                                                     the Administrator       2005

February 3, 2000        Mark Patchett           $1.25           5000                 To be determined by     February 2,
                                                                                     the Administrator       2005

October 10, 2000        Gaetano Morello         $0.75           50000                To be determined by     October 9,
                                                                                     the Administrator       2005

October 10, 2000        John Majnarich          $0.75           35000                To be determined by     October 9,
                                                                                     the Administrator       2005

October 10, 2000        Michael Maloney         $0.75           35000                To be determined by     October 9,
                                                                                     the Administrator       2005


Terms of the Stock Incentive Plan
---------------------------------

General. The Board of Directors and Majority Stockholders have adopted and approved a stock option plan (the "Plan"). The purpose of the Plan is to enable Phage to offer its officers, directors, employees, consultants and advisors performance-based incentives and other equity interests in Phage, thereby attracting, retaining, and rewarding such personnel. Phage believes that increased share ownership by such persons more closely aligns stockholder and employee interests by encouraging a greater focus on the profitability of Phage. There is reserved for issuance under the Plan an aggregate of 10% of shares of Common Stock of Phage issued and outstanding from time to time. All of such shares may, but need not, be issued pursuant to the exercise of incentive stock options. Options granted under the Plan may be either "incentive stock options," as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-statutory stock options. In addition, awards of or rights to purchase shares of Phage's Common Stock ("Stock Rights") may be granted under the Plan.

Phage has reserved for issuance 1,405,000 shares of the common stock of Phage pursuant to the Stock Option Plan based on the total issued an outstanding share capital on January 4, 2000, the date the Stock Option Plan was approved by the shareholders of Phage. There are currently 1,405,000 stock options outstanding under the Stock Option Plan.

In addition to the foregoing, Phage anticipates it will assume the obligations of the stock option plan for Phage Therapeutics and options issued under that plan on and if it is able to acquire 100% of the issued and outstanding share capital of Phage Therapeutics Currently, 1,405,000 options are issued and outstanding exercisable for shares of Phage Therapeutics.

Administration. The Plan will be administered by the Board of Directors or a committee appointed by the Board of Directors (the "Administrator"). The Administrator, subject to the terms and conditions of the Plan, has authority to:

-    select the persons to whom options and Stock Rights are to be granted;
- determine the number of shares of Common Stock to be covered by each option and Stock Right granted;
-    approve forms of option agreements for use under the Plan;
-    determine the terms and  conditions of any option or Stock Right;
- reduce the exercise price of any option or Stock Right if the fair market value of the Common Stock covered by such option or Stock Right has declined since the date the option or Stock Right was granted;
-    institute an option exchange program;
-    interpret the Plan and awards granted under the Plan;
- prescribe, amend and rescind rules and regulations relating to the Plan or sub-plans established for the purpose of qualifying for preferred tax treatment under foreign tax laws;
-    modify or amend each option or Stock Right issued;
- allow optionees to satisfy withholding tax obligations by electing to have Phage withhold from the shares to be issued on exercise of an option or Stock Right that number of shares having a fair market value equal to the amount required to be withheld;
- authorize any person to execute on behalf of Phage any instrument required to effect the grant of an option or Stock Right previously granted by the Administrator; and
- make all other determinations and take all other actions necessary or advisable for the administration of the Plan.

All decisions, interpretations and other actions of the Administrator are final and binding on all holders of options and Stock Rights.

Eligibility; Limitations of Options. Non-statutory stock options and Stock Rights may be granted under the Plan to employees, directors and consultants of Phage or any parent or subsidiary of Phage. Incentive stock options may be granted only to employees. Section 162(m) of the Code places limits on the deductibility for federal income tax purposes of compensation paid to certain executive officers of Phage. In order to preserve Phage's ability to deduct the compensation income associated with options granted to such persons, the Plan provides that no employee may be granted, in any fiscal year of Phage, options to purchase more than 1,000,000 shares of Common Stock plus options to purchase up to an additional 1,000,000 shares of Common Stock in connection with such employee's initial commencement of service to Phage.

Terms and Conditions of Options. Options granted under the Plan are subject to additional terms and conditions under the individual option agreement. These terms and conditions include:

- Exercise Price. The Administrator will determine the exercise price of options granted at the time of grant. The exercise of an incentive stock option may not be less than 100% of the fair market value of the Common Stock on the date such option is granted; provided, however, the exercise of an incentive stock option granted to a 10% stockholder may not be less than 110% of the fair market value of the Common Stock on the date such option is granted. The fair market value of the Common Stock is generally determined with reference to the closing sale price for the Common Stock (or the closing bid if no sales were reported) on the last market trading day prior to the date the option is granted. The exercise price of a non-statutory stock option may be determined by the Administrator, provided however, the exercise price of a nonstatutory stock option intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code may not be less than 100% of the fair market value of the Common Stock on the date of grant.
- Exercise of Option. The Administrator determines when options become exercisable, and may in its discretion, accelerate the vesting of any outstanding option.
- Form of Consideration. The means of payment for shares issued on exercise of an option is specified in each option agreement. The Plan permits payment to be made by cash, check, promissory note, other shares of Common Stock of Phage (with some restrictions), cashless exercise, a reduction in the amount of any Company liability to the optionee, any other form of consideration permitted by applicable law, or any combination thereof.
- Term of Option. The term of an incentive stock option may be no more than ten years from the date of grant; provided that in the case of an incentive stock option granted to a 10% stockholder, the term of the option may be no more than five years from the date of grant. No option may be exercised after the expiration of its term.
- Termination of Employment. If an optionee's employment, directorship or consulting relationship terminates for any reason (other than death or disability), then all options held by the optionee under the Plan expire on the earlier of (i) the date set forth in his or her notice of grant or stock option agreement or (ii) the expiration date of such option. To the extent the option is exercisable at the time of such termination, the optionee may exercise all or part of his or her option at any time before termination.
- Permanent Disability; Death. If an optionee's employment, directorship or consulting relationship terminates as a result of permanent and total disability (as defined in the Code) or death, then all options held by such optionee under the Plan will generally expire on the earlier of (i) twelve months from the date of termination of optionee's employment or (ii) the expiration date of the option. The optionee or, if applicable, the executor or other legal representative of the optionee's estate may exercise all or part of the optionee's option at any time before such expiration to the extent that the option was exercisable at the time of termination of employment.
- Non-transferability of Options. Options granted under the Plan generally are not transferable other than by will or the laws of descent and distribution, and may be exercised during the optionee's lifetime only by the optionee.
- Value Limitation. If the aggregate fair market value of all shares of Common Stock subject to an optionee's incentive stock option which are exercisable for the first time during any calendar year exceeds $100,000, the excess portion of such option will be treated as a non-statutory stock option.
- Other Provisions. The stock option agreement may contain other terms, provisions and conditions not inconsistent with the Plan as may be determined by the Administrator.

Stock Rights. A Stock Right may award the recipient Common Stock or may give the recipient the right to purchase Common Stock. Shares received or purchased pursuant to a Stock Right will be subject to a restricted stock agreement between Phage and the recipient. Unless the Administrator determines otherwise, the restricted stock agreement will give Phage a reacquisition option exercisable on the voluntary or involuntary termination of the recipient's employment or consulting relationship with Phage for any reason (including death and disability). The acquisition price for any shares reacquired by Phage will be the original price paid by the recipient, if any. The reacquisition option lapses at a rate determined by the Administrator. A Stock Right and the stock acquired (while restricted) is generally nontransferable other than by will or the laws of descent and distribution.

Adjustments of Options on Changes in Capitalization. In the event that the stock of Phage changes by reason of any stock split, reverse stock split, stock dividend, combination, reclassification or other similar changes in the capital structure of Phage affected without the receipt of consideration, appropriate adjustments will be made in the number and class of shares of stock subject to the Plan, the number and class of shares of stock subject to any option or Stock Right outstanding under the Plan, and the exercise price of any such award. In the event of a liquidation or dissolution, any unexercised options will terminate. The Administrator may, in its discretion, provide that each optionee will fully vest in and have the right to exercise the optionee's option or Stock Right as to all of the optioned stock, and shall release all restrictions on any restricted stock prior to the consummation of the liquidation or dissolution. In the event of a merger, sale or share exchange of Phage into another corporation that results in a change of control of Phage, options that would have become vested within 18 months after the closing date of the merger transaction will accelerate and become fully vested on the closing of the transaction. In the event of a change of control transaction, any other outstanding options that are not accelerated would be assumed by the successor company or an equivalent option would be substituted by the successor company. If any of these options are not assumed or substituted, they would terminate.

Amendment and Termination of the Plan. The Administrator may amend, alter, suspend or terminate the Plan, or any part of the Plan, at any time and for any reason. No such action by the Board or stockholders may alter or impair any option or Stock Right previously granted under the Plan without the written consent of the optionee/recipient. Unless terminated earlier, the Plan will terminate ten years from the date of its approval by the stockholders or the Board, whichever is earlier.

Federal Income Tax Consequences of Options - Incentive Stock Options. An optionee who is granted an incentive stock option does not generally recognize taxable income at the time the option is granted or on its exercise, although the exercise may subject the optionee to the alternative minimum tax. On a disposition of the shares more than two years after grant of the option and one year after exercise of the option, any gain or loss is treated as long-term capital gain or loss. If these holding periods are not satisfied, the optionee recognizes ordinary income at the time of disposition equal to the difference between the exercise price and the lower of:

o    the fair market value of the shares at the date of the option exercise; or

o    the sale price of the shares.

Any gain or loss recognized on such a premature disposition of the shares in excess of the amount treated as ordinary income is treated as long-term or short-term capital gain or loss, depending on the holding period. A different rule for measuring ordinary income on such a premature disposition may apply if the optionee is an officer, director, or 10% stockholder of Phage. Phage is entitled to a deduction in the same amount as the ordinary income recognized by the optionee.

Federal Income Tax Consequences of Options - Non-statutory Stock Options. An optionee does not recognize any taxable income at the time he or she is granted a non-statutory stock option. On exercise, the optionee recognizes taxable income generally by the excess of the then fair market value of the shares over the exercise price. Any taxable income recognized in connection with an option exercise by an employee of Phage is subject to tax withholding by Phage. Phage is entitled to a deduction in the same amount as the ordinary income recognized by the optionee. On a disposition of such shares by the optionee, any difference between the sale price and the optionee's exercise price, to the extent not recognized as taxable income as provided above, is treated as long-term or short-term capital gain or loss, depending on the holding period.

Stock Rights. Restricted stock is generally acquired pursuant to Stock Rights. At the time of acquisition, restricted stock is subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code. As a result, the recipient will not generally recognize ordinary income at the time of acquisition. Instead, the recipient will recognize ordinary income on the dates when the stock ceases to be subject to a substantial risk of forfeiture. The stock will generally cease to be subject to a substantial risk of forfeiture when it is no longer subject to Phage's right to reacquire the stock on the recipient's termination of employment with Phage. At such times, the recipient will recognize ordinary income measured as the difference between the purchase price (if any) and the fair market value of the stock on the date the stock is no longer subject to a substantial risk of forfeiture. The purchaser may accelerate to the date of acquisition his or her recognition of ordinary income, if any, and the beginning of any capital gain holding period, by timely filing an election pursuant to Section 83(b) of the Code. In such event, the ordinary income recognized, if any, is measured as the difference between the purchase price and the fair market value of the stock on the date of purchase and the capital gain holding period commences on such date. The ordinary income recognized by a purchaser who is an employee will be subject to tax withholding by Phage. Different rules may apply if the purchaser is also an officer, director, or 10% stockholder of Phage.

Debt and Other Securities

Phage is not registering any security other than its Common Stock.

Change of Control

There are currently no provisions in Phage's Articles of Incorporation or Bylaws that would delay or prevent a change of control of Phage.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Under Florida law, director immunity from liability to a corporation or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a corporation's Articles of Incorporation(which is not the case with Phage's Articles of Incorporation). Excepted from that immunity are: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest; (ii) a violation of criminal law(unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful);(iii) a transaction from which the director derived an improper personal profit; and (iv) willful misconduct. Under certain circumstances, Nevada law provides for indemnification of Phage's officers, directors, employees and agents against liabilities that they may incur in such capacities.

In general, any officer, director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in Phage's best interest, and were not unlawful. Unless such person is successful upon the merits in such action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified. The circumstances under which indemnification is granted in connection with an action brought on behalf of Phage is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in Phage's best interest, and must not have been adjudged liable for negligence or misconduct.

The foregoing is only a summary description and is qualified in its entirety by reference to the applicable Florida Business Corporation Act, specifically
Section 607.0850 thereof. Article X of Phage's Articles of Incorporation limits directors' personal liability to Phage or its shareholders to acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, including repayment of distributions made in violation of Florida Corporate law.

Except as otherwise disclosed in "Certain Relationships and related Transactions", as of the date hereof, Phage has no contracts in effect providing any person or entity with any specific rights of indemnification although Phage's Bylaws may authorize its Board of directors to enter into and deliver such contracts to provide a person or entity with specific rights of indemnification in addition to the rights provided in the Articles of Incorporation and Bylaws to the fullest extent provided under Florida law.

Phage has no special insurance against liability although Phage's Bylaws provide that Phage may, unless prohibited by Florida law, maintain such insurance. Insofar as indemnification for liabilities arising under the securities Act, may be permitted to directors, officers and controlling persons of Phage, Phage has been advised that in the opinion of the commission, such indemnification is against public policy as expressed in the securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Phage of expenses incurred or paid by a director, officer or controlling person of Phage in the successful defense of any action, suit or proceedings) is asserted by such director, officer or controlling person in connection with any securities being registered, Phage will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.



INDEMNIFICATION OF DIRECTORS, OFFICERS OR OTHER PERSONS CONTROLLING PHAGE FOR LIABILITIES ARISING UNDER THE SECURITIES ACT IS HELD TO BE AGAINST PUBLIC POLICY BY THE COMMISSION AND IS, THEREFORE, UNENFORCEABLE.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements of the Company appear at the end of this registration statement beginning with the Index to Financial Statements on page 28

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

The financial statements required as a part of this Registration Statement are included beginning on the index page 28 of this Registration Statement.

                      PHAGE THERAPEUTICS INTERNATIONAL INC.
                          (A Development Stage Company)


                              FINANCIAL STATEMENTS


                                DECEMBER 31, 1999







TABLE OF CONTENTS                                                    Page No.

Independent auditors' report                                                1

Consolidated balance sheet                                                  2

Consolidated statement of operations                                        3

Consolidated statement of cash flows                                        4

Consolidated statements of changes in stockholders' equity                  5

Notes to the financial statements                                     6 to 16


Supplemental Schedule                                                      17

                          INDEPENDENT AUDITORS' REPORT




To the Shareholders and Board of Directors of Phage Therapeutics International Inc.
(A Development Stage Company)


We  have  audited  the   consolidated   balance  sheet  of  Phage   Therapeutics
International Inc. as at December 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended and for the period from inception on December 24, 1996, to December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and, 1998 and the results of its operations, changes in stockholders' equity and cash flows for the years then ended and the period from inception on December 24, 1996 to December 31, 1999 in accordance with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that Phage Therapeutics International Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's loss from operations raises substantial doubt as to the Company's ability to continue as a going concern unless the company attains future profitable operations and/or obtains additional financing. Management's plans in regards to these matters are discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The audited financial statements for the period from the date of inception on December 24, 1996 to December 31, 1997 were examined by other auditors who expressed an opinion without reservation on those statements, except for the continuation as a going concern in their reported dated May 6, 1998.



Vancouver, Canada                                          Chartered Accountants
August 31, 2000


PHAGE THERAPEUTICS INTERNATIONAL INC.                                          2
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

                                                               1999            1998
                                                               ----            ----

ASSETS

Current
     Cash and cash equivalents                             $     1,223    $     1,744
     Prepaid expenses and other current assets                   8,282         13,172
                                                           -----------    -----------

                                                                 9,505         14,916

Capital assets (Note 4)                                         42,520        455,542

Deposits, non current                                             --           13,613
                                                           -----------    -----------

                                                                52,025        484,071


LIABILITIES AND SHAREHOLDERS' EQUITY

Current
     Accounts payable                                      $   421,953    $   335,246
     Accrued liabilities                                       177,347         51,976
     Deferred rent expense                                        --           45,131
     Due to related parties (Note 10)                          362,189         87,000
     Notes payable to related party (Note 6)                   145,943           --
                                                           -----------    -----------

                                                             1,107,432        519,353
Shareholders' equity
     Capital stock (Note 6)
     Authorized
              50,000,000 common shares, par value $0.001
     Issued and outstanding
              December 31, 1998 - 5,379,993
              December 31, 199 - 6,809,729                       6,809          5,380
     Additional paid in capital                              3,021,756      2,619,661
     Non-controlling interest                                   (8,369)
                                                                          -----------
     Non-qualified stock options outstanding (Note 7)          110,150         37,932
     Deficit accumulated during the development state       (4,185,753)    (2,698,255)
                                                           -----------    -----------

                                                            (1,055,407        (35,282)
                                                           -----------    -----------
                                                           $    52,025    $   484,071


Nature and continuance of operations (Note 1) Commitments and contingencies (Note 11) Subsequent events (Note 12)

The accompanying notes are an integral part of these consolidated financial statements



PHAGE THERAPEUTICS INTERNATIONAL INC.                                                                    3
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 Cumulative
                                                                 Amounts From
                                                                 Beginning of
                                                                 Development
                                                                 State on
                                                                 December 24,      Year Ended       Year ended
                                                                 1996 to           December 31,     December 31,
                                                                 December 31,      1999             1998
                                                                 1999
---------------------------------------------------------------- ----------------- ---------------- ----------------

EXPENSES

  General and administrative                                       $   2,825,297    $    852,238    $ 1,035,017

  Research and experimentation                                            990662          265466         338488



     Loss before other item                                             -3815959         -1117704      -1373505

OTHER ITEM

         Loss on disposal of capital assets                              -369794          -369794           --

         Loss for the period                                       $  (4,185,753)   $ (1,487,498)   $(1,373,505)

         Basic and diluted loss per share                                           $      (0.23)   $     (0.27)

         Weighted average number of shares outstanding                                   6428890         5124696











                  The   accompanying   notes  are  an  integral  part  of  these
consolidated financial statements.



PHAGE THERAPEUTICS INTERNATIONAL INC.                                                                     4
(A Development Stage Company)
CONSOLIDATED STATEMENT OF CASH FLOWS
        ------------------------------------------------------- --------------- -------------- -------------

                                                                Cumulative
                                                                Amounts From                    Year ended
                                                                Date of         Year Ended       December
                                                                Inception on    December 31,       31,
                                                                December 24,    1999               1998
                                                                1996 to
                                                                December 31,
                                                                1999
        ------------------------------------------------------- --------------- -------------- -------------

        CASH FLOWS FROM OPERATING ACTIVITIES

            Loss for the period                                  $ (4,185,753)  $ (1,487,498)  $(1,373,505)

           Adjustments to reconcile net loss to net cash used in operating activities:

                 Amortization                                           129507          55016         54093

                  Compensation expense from vesting of                  110150          72218         31438
        non-qualified stock option

                  Loss on disposal of capital assets                    369794         369794             -

                 Interest on loan from related party                      5745           5745             -

                 Consulting                                             160000          80000         80000

          Change in non-cash working capital items
                Decrease (increase in prepaid expenses  and              -6282           6890         57134
        other current assets)

                Decrease  in deposits                                        -          13613          1500

                Increase in accounts payable                            382935          47689        212583
                Increase  in accrued liabilities                        177347         125371          9360

                Increase in deferred rent                                    -         -45131         -1673

                Increase in due to related parties                      362189         275189         87000

         Net cash used in operating activities                         2494368         481104        842070

           CASH FLOWS FROM INVESTING ACTIVITIES

              Acquisition of cash on purchase of subsidiary                173            173             -

              Purchases of capital assets                              -549102         -19069       -199433

              Net cash used in investing activities                    -548929         -18896       -199433

            CASH FLOWS FROM FINANCING ACTIVITIES
        Proceeds from sale of capital assets                              7281           7281             -

        Notes payable to related party                                  140198         140198             -
        Net proceeds received from stock issuances                     2897041         352000       1030041

       Net cash provided by financing activities                       3044520         499479       1030041

    Change in cash position during the period                             1223           -521        -11462

     Cash position, beginning of period                                      -           1744         13206

     Cash and cash equivalents, end of period                       $    1,223     $    1,223     $   1,744
================================================================ ============== ================ =============
Supplemental disclosure with respect to cash flows (Note 10)

                 The accompanying notes are an integral part of these consolidated financial statements



PHAGE THERAPEUTICS INTERNATIONAL INC.                                                                    5
(A Development Stage Company)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

--------------------------------- ----------------------- ---------- ---------- ----------- ------------- ----------

                                       Common Stock
                                       ------------
                                                                                Non-qualified
                                                                                Stock            Deficit
                                                          Additional      Non-  Options       Accumulated
                                                           Paid -in  controllingOutstanding   During the
                                                            Capital   Interest                Development
                                                                                                  Stage      Total
                                    Number
                                   of Shares    Amount
--------------------------------- ------------ ---------- ---------- ---------- ----------- ------------- ----------

Stock issued for expenses
incurred                           $  571,429    $   571   $ 39,429     $    -     $     -       $     -   $ 40,000
   By founder

Stock sold for cash - December        1785707       1786      98214          -           -             -     100000
1996

Stock sold for cash - March
through July 1997                     1600000       1600     638400          -           -             -     640000

Stock sold for cash - August                         735     734265          -           -             -     735000
through December 1997                  735000

Issuance of non-qualified stock             -          -          -          -        6494             -       6494
options

Loss for the period                         -          -          -          -           -      -1324750   -1324750

Balance at December 31, 1997          4692136       4692    1510308          -        6494      -1324750     196744

Stock sold for cash - February
   through March 1998                  165000        165     264835          -           -             -     265000

Stock issued as compensation for
    bridge loan financing               22857         23      79977          -           -             -      80000

Stock sold for cash - April
through
    May 1998, net of offering          500000        500     432541          -           -             -     433041
    expenses of $66,959

Contribution of capital  by                 -          -     300000          -           -             -     300000
shareholders

Investment banking fee paid by
    shareholders                            -          -    -300000          -           -             -    -300000

Advances on merger letter of
intent
    converted to common stock               -          -     332000          -           -             -     332000
    November 1998

Deferred compensation from non-
   qualified stock options                  -          -          -          -       31438             -      31438
outstanding

Loss for the year                           -          -          -          -           -      -1373505   -1373505

Balance at December 31, 1998          5379993       5380    2619661          -       37932      -2698255     -35282

Advances on merger converted to
   common stock - February 1999             -          -      50000          -           -             -      50000

Assumption of debt by parent
converted to common stock,                  -          -     150000          -           -             -     150000
February 1999

Acquisition  of parent                2028375       2028     -36873          -           -             -     -34845

Non-controlling interest
recorded at                          -1486852      -1486      16022     -14536           -             -          -
   March 25, 1999

Shares issued for cash and
   receivables - April 1999            187500        188     149812          -           -             -     150000

Shares issued for acquisition of
   additional shares of
subsidiary -                           629284        628      -6795       6167           -             -          -
   April 1999

Shares issued for settlement of         71429         71      79929          -           -             -      80000
liability

Deferred compensation from
non-                                        -          -          -          -       72218             -      72218
   qualified stock options
outstanding

Loss for the year                           -          -          -          -           -      -1487498    -1487498

Balance at December 31, 1999          6809729   $  6,809  $3,021,756 $ (8,369)  $  110,150   $(4,185,753)  $(1,055,407)

--------------------------------- ============ ========== ========== ========== =========== ============= ===========


                 The   accompanying   notes  are  an  integral   part  of  these
consolidated financial statements.


PHAGE THERAPEUTICS INTERNATIONAL INC.                                          6
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999

1.       NATURE AND CONTINUANCE OF OPERATIONS

         Phage Therapeutics International Inc. ("Phage", or the "Company") is a development stage company focused on the development, manufacturing and marketing of bacteriophage therapeutic agents as pharmaceutical products. The products will be developed specifically for the treatment of antibiotic-resistant and other bacterial infectious agents. The Company was originally incorporated in the State of Florida on July 8, 1997 under the name All Products Distribution Corporation, and changed its name to Phage Therapeutics International Inc. on August 19, 1998. The consolidated Company's date of inception is considered to be December 24, 1996, the date of inception of Phage Therapeutics, Inc. ("PhageTx" or the "Subsidiary"), the Company's legally owned subsidiary.

         The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As at December 31, 1999 the Company had a working capital deficiency of $ 1,097,927 and has incurred losses of $4,185,753 from the date of inception , December 24, 1996 to December 31, 1999. The company anticipates expending approximately $5,000,000 over the next twelve month period in pursuing its anticipated plan of operations. The Company anticipates covering these costs by additional equity financing. The Company has subsequent to the year end, completed an offering of 1,942,858 units at $0.70 per unit pursuant to Regulation D, Rule 506 of the United States Securities Act of 1933, as amended. The total proceeds of $1,360,000 received subsequent to the year end will help the Company complete its anticipated plan of operations. If the company is unable to complete its further financing requirements, it will then modify its expenditures and plan of operations to coincide with the actual financing completed. The financial statements do not include any adjustments relating to the recoverability and
         classification   of   recorded   asset   amounts  or  the  amounts  and
         classification of liabilities that might be necessary should the Company be unable to continue in existence.

2.       SIGNIFICANT ACCOUNTING POLICIES

         In preparing these financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, the reported amount of revenues, and expenses for the year. Actual results in the future periods could be different from these estimates made in the current year. The following is a summary of the significant accounting policies of the Company.

         Basis of consolidation and presentation

         The consolidated financial statements include the accounts of Phage Therapeutics International Inc. and its majority-owned subsidiary Phage Therapeutics, Inc., a Washington corporation. As of December 31, 1999, the Company owned approximately 88% of the outstanding common stock of Phage Therapeutics, Inc. All significant inter-company transactions have been eliminated in consolidation.

         Effective March 25, 1999, the Company acquired 71% of the outstanding common stock of Phage Therapeutics, Inc. through a series of share exchange agreements with certain PhageTx shareholders (see Note 3). Added to the Company's previous share holdings of Phage Tx, this transaction increased the Company's interest in Phage Tx, to approximately 80%. As a result of this transaction, the former shareholders of PhageTx obtained control of the Company. For accounting purposes, this acquisition has been treated as a recapitalization of the Company. The accounting for this recapitalization is similar to a reverse take-over in which the financial statements presented include the accounts of Phage Tx since inception (December 24, 1996) and the accounts of the company since the date of acquisition, March 25, 1999 to December 31, 1999.

PHAGE THERAPEUTICS INTERNATIONAL INC.                                          7
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999

2.       SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

         Cash and equivalents

         All short-term investments, which consist entirely of bank repurchase agreements and certificates of deposit, with maturities of three months or less at date of purchase are considered to be cash equivalents. The amounts are recorded at cost, which approximates fair market value.

         Capital assets

         Capital assets are recorded at cost and are amortized over their useful lives using the straight-line method, which range from three to five years.

         Research and development expenses

         Research and development costs are charged to expense as incurred.

         Financial instruments

         The Company's financial instruments consist of cash and equivalents, accounts payable, accrued liabilities, due to related parties and notes payable to related party. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credits arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

         Loss per share

         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Under SFAS 128, basic and diluted earnings per share are to be presented. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of shares outstanding in the year. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.

         Income taxes

         Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operation loss carry forwards. Deferred tax expenses (benefit) results from the net change during the year of deferred tax assets and liabilities.

         Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

         Stock-based compensation

         In October  1995,  the  Financial  Accounting  Standards  Board  issued
         Statement of Financial Accounting Standards No. 123 Accounting for Stock-Based Compensation (Statement 123). The Company adopted the disclosure-only provisions of Statement 123, and applies Accounting Principles Board Opinion No. 25 (APB 25) and related interpretations in accounting for its stock option plan. Accordingly, the Company's stock-based compensation expense is recognized based on the intrinsic value of the option on the date of grant. Pro forma disclosure of net loss under Statement 123 is provided in a subsequent note to the financial statements.

PHAGE THERAPEUTICS INTERNATIONAL INC.                                          8
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999

2.       SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

         Stock-based compensation (cont'd...)

         The Company records deferred compensation for the difference between the exercise price and the deemed fair value for financial reporting purposes of stock options granted. The compensation expense related to such grants is amortized over the vesting period.

         Accounting for derivative instruments and hedging instruments

         In June 1998, The Financial Accounting Standards Board issued the Statement of Financial Accounting Standards No. 133 "Accounting for derivative Instruments and Hedging Activities" ("SFAS 133") which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS 137 to defer the effective date of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 2000. The company does not anticipate that the adoption for the statement will have a significant impact on its financial statements.

         Comprehensive income

         In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". SFAS 130 establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses). The purpose of reporting comprehensive income is to present a measure of all changes in the stockholders' equity that result from recognized transactions and other economic events of the year, other than, transactions with owners in their capacity as owners. SFAS 130 is effective for the financial statements issued for the periods beginning after December 15, 1997. The adoption of SFAS 130 has no impact on the total stockholders' equity during the current year.

         Segment Reporting

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the manner in which public companies report information about operating segments in annual and interim financial statements. The statement is effective for fiscal years beginning after December 15, 1997. The Company does not have any reporting requirements as defined by SFAS No. 131.

3.       RECAPITALIZATION

         During March 1999 the Company issued 3,393,141 common shares to acquire 71% of the issued and outstanding shares of Phage Therapeutics, Inc. (the "PhageTx Acquisition"). This transaction increased the Company's ownership of PhageTx to approximately 80%.

         As a result of this transaction the former shareholders of PhageTx acquired control over a majority of shares of the Company. Accordingly, the transaction has been treated for accounting purposes as a recapitalization of the Company and, therefore, these financial statements represent a continuation of the legal subsidiary, PhageTx, not the Company, as the legal parent. In accounting for this transaction:

(i) PhageTx is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the consolidated balance sheet at their historical book values;

PHAGE THERAPEUTICS INTERNATIONAL INC.                                          9
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999

3.       RECAPITALIZATION (cont'd...)

         (ii) Phage was formed for the sole purpose of seeking a target acquisition candidate and its net assets as of the Effective Date were negative. Accordingly, the acquisition of the Company will be accounted for by the purchase method with the net assets of the Company recorded at fair market value at the date of acquisition. The net assets acquired is as follows:


                   Cash and equivalents                               $    173

                   Accounts receivable                                    4000
                           Accounts payable                             -39018

                           Net assets acquired                      $   34,845
        ------------------------------------------------------- ===============
          (iii) Historical cost financial statements presented are those of PhageTx, with equity amounts of PhageTx retroactively restated the number of shares received in the business combination.

         (iv) The consolidated statements of operations and cash flows include PhageTx's results of operations and cash flows from December 24, 1996 (date of inception) and Phage's results of operations from the Effective Date.

4.       CAPITAL ASSETS


                                         36524         36159

  Research and development            $   48,894     $  51,009

  Computer and office equipment            84843         84843

  Furniture and fixtures                   26596         26596

  Leasehold improvements                       -         17183

  Construction in process                      -        350402

                                          160333        530033

   Accumulated amortization              -117813        -74491

                                        $  42,520    $  455,542
        =========================================== =============

              Effective August 25, 1997, PhageTx entered into a contract for construction of a research and development laboratory facility. As of April 30, 1999 PhageTx had incurred approximately $350,000 of architectural and construction fees related to the project. This amount was recorded as Construction in process. No amortization was recorded in relation to this amount, as the related facility had not yet been completed. During November 1999 PhageTx terminated its lease of the building in which the facility was to be constructed and terminated the construction project. Accordingly, all construction in process amounts previously capitalized were expensed in November 1999 as a loss on disposal of assets. No additional significant costs are expected to be incurred as a result of termination of this construction project.

              Because PhageTx terminated its facilities lease in November 1999, the leasehold improvement amounts and associated accumulated amortization have been expensed in that month as a loss on disposal of assets.

PHAGE THERAPEUTICS INTERNATIONAL INC.                                         10
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999

5.       NOTES PAYABLE RELATED PARTY


                                         1999               1998

       -------------------------- ----------------- ----------------

       Principal amount                $  140,198       $        -

       Accrued interest                      5745                -

                                       $  145,943         $      -
       ========================== ================= ================
         During  the  year the  Company  received  several  loans  from  Prostar
         Limited, a shareholder of the Company, which totaled $140,198 at year-end. The loans bear interest at 11% per annum and are repayable on demand.
6.       CAPITAL STOCK

         As a result of the PhageTx Acquisition transaction, all historical stockholders' equity amounts have been retroactively restated to reflect the exchange rates inherent in the PhageTx Acquisition transaction. Accordingly, the historical equity amounts shown in the Consolidated Statement of Stockholders' Equity reflect the equity transactions completed by PhageTx, with share amounts restated to reflect the equivalent number of shares of the Company's common stock, issued in exchange for the respective shares of PhageTx stock. Equity transactions are shown as if the Company had acquired 100% of the issued and outstanding shares of PhageTx common stock, an adjustment is recorded to indicate the number of shares of the legal parent outstanding as of the date of the acquisition, and a non-controlling interest is deducted from the total share amount to reflect the number of shares of PhageTx not yet owned by the Company as of the date of the acquisition.

         At inception of PhageTx, 2,357,136 shares of common stock were issued at an average price of approximately $0.06 per share, as restated. Consideration for issuance of the shares consisted of $100,000 in cash and $40,000 as reimbursement of expenses paid on behalf of PhageTx by a founder.

             Between April 1997 and July 1997 an additional 1,600,000 shares of common stock were issued for cash consideration at a price of $0.40 per share, as restated. Under the terms of an employment agreement, the President and CEO of PhageTx was granted the right to purchase 100,000 shares o common stock (which is included in the 1,600,000 shares), at a price of $0.40 per share, as restated, representing the market price of the stock at the time employment commenced. Beginning April 1997, a monthly amount of $5,000 was withheld from salary payments as consideration for the stock purchase. All consideration related to this stock purchase had been received by PhageTx as if December 31, 1997.

         In August 1997 PhageTx initiated a financing round which raised $1.0 million. As of December 31, 1997, 735,000 shares of common stock had been issued in connection with this round at a price of $1.00 per share. Subsequent to December 31, 1997, an additional 265.000 shares of common stock were subscribed to complete the minimum specified in the offering, with 100,000 of these shares purchased by the Company. The amount paid by the Company for these shares is treated as a contribution of capital to PhageTx in the consolidated financial statements.

         During  April  and May 1998,  PhageTx  completed  a  private  placement financing round raising an additional $500,000 to fund PhageTx's short-term operations. PhageTx engaged a placement agent to assist with the financing round. In connection with this financing, the placement agent received approximately 13% of the cash raised in the offering as commission and expense reimbursement and was to receive 85,000 post-consolidated common shares of the Company. Certain founders of PhageTx transferred to the placement agent, for a total value of $300,000, the 85,000 common shares of PhageTx from their shareholdings. This transaction was recorded as a contribution of capital.

PHAGE THERAPEUTICS INTERNATIONAL INC.                         11
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999

6.       CAPITAL STOCK
         Prior to the beginning of the financing round described above, PhageTx completed a bridge debt financing of $200,000 which consisted of promissory notes, each with a term of 40 days, paying interest at 10% per annum. These notes were repaid in April 1998. The noteholders also received, as consideration for entering into the note agreements, approximately 22,857 shares of newly issued common stock, as restated, for a total value of $80,000.

         Between June and October 1998 Phage advanced to PhageTx a total of $332,000 as pre-payment on letters of intent to merge the two entities. Under the terms of the letters of intent, if a merger transaction was not completed within a specified period of time, the advances converted to common stock of PhageTx at a price of $1.00 per share. In November 1998, these advances were converted to PhageTx common stock. Upon restatement for the PhageTx Acquisition transaction effective March 25, 1999, this amount is treated as a contribution of capital to PhageTx by the Company.

         During February 1999, certain shareholder notes payable and expenses paid by shareholders on behalf of PhageTx were assigned by the shareholders to the Company. PhageTx issued to the Company 150,000 shares of PhageTx common stock in satisfaction of the debt of $150,000. Similar to the above transaction, this amount is treated as a contribution of capital to PhageTx by the Company upon restatement for the PhageTx Acquisition transaction.

         During April 1999 the Company sold an additional 187,500 shares of common stock at a price of $0.80 per share.

         Under the terms of private placement and investment banking agreements entered into by PhageTx in March 1998, upon the completion of certain placement milestones the placement agent was to receive (1) warrants for 300,000 shares of PhageTx common stock with an exercise price of $1.25 per share for a three-year term beginning at the first public trade of PhageTx stock; and (2) upon a merger with a public company or completion of an initial public offering the placement agent would receive 500,000 shares of PhageTx common stock. These agreements were terminated in June 1998. Based on completion of the PhageTx Acquisition transaction, the former placement agent asserted that the Company was liable under the aforementioned agreements to issue common shares and warrants in satisfaction of the stated terms. During July 1999, in settlement of the liability, the Company issued to the placement agent 71,490 shares of common stock, plus warrants to purchase 85,714 shares of common stock at an exercise price of $1.25 per share until March 25, 2001. Because these shares were issued in settlement of a debt owed by PhageTx, an amount of $80,000, calculated by multiplying the number of common shares issued by a price of $1.119 per share, has been recorded as a general and administrative expense. Warrants

------------------------------------------------------------ -------------

                                                  1999           1998
------------------------------------------------------------ -------------

              Balance, beginning of year             750000             -
------------------------------------------------------------ -------------


              Issued                                  85714        750000

              Exercised, prior to acquisition of    -250000             -
              PhageTx

              Expired                               -500000             -


              Balance, end of year                    85714        750000
============================================================ =============


         As at December 31, 1999 there were 85,714 warrants outstanding, exercisable at $1.25 per share until March 25, 2001.

PHAGE THERAPEUTICS INTERNATIONAL INC.                                         12
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999

7.       STOCK OPTIONS

         Phage Therapeutics International Inc.

         The Board of Directors and shareholders of the Company have adopted an incentive stock option plan (the "Plan") providing for the granting of stock options to officers, directors, employees and key consultants of the Company and its subsidiaries or affiliates. The purpose of the Plan is to enable the Company to attract and retain persons whose efforts will assist in the future growth and success of the Company. Under the Plan, the Company is authorized to issue options up to a total of 10% of the shares of the common stock of the Company outstanding from time to time. The options under the plan are non-assignable (except in the event of death) and are exercisable for a term of two years. 25% of the options are eligible for exercise every six months by the optionee. Options granted under the Plan terminate within 30 days, in respect of any optionee, in the event that such optionee ceases to be a full-time employee, director or officer of the Corporation or within six months after the death of such optionee. The Board of Directors may, at its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

         The Company has reserved for issuance 252,825 shares of the common stock of the Company pursuant to the Stock Option Plan based on the total issued and outstanding share capital on March 12, 1999, the date the Stock Option Plan was approved by the shareholders of the Company. There are currently no stock options outstanding under the Stock Option Plan.

         Phage Therapeutics, Inc.

         During 1997 PhageTx's Board of Directors adopted a 1997 Stock Option Plan under which an aggregate of 2,000,000 shares of common stock were reserved for grants to employees, advisors and consultants. Shareholder approval of the Plan was granted as of March 30, 1998. Options granted under this plan were designated as incentive or nonqualified at the discretion of the Plan Administrator.

         Generally, the options vest ratably over three and four-year periods. All options expire no later than ten years from the date of grant. Incentive stock options are exercisable at not less than the fair market value of the stock at the date of grant, and nonqualified stock options are exercisable at prices determined at the discretion of the Plan Administrator, but not less than 85% of the fair market value of the stock at the date of grant.

         The Plan contains a clause specifying terms of the conversion of options on a stock for stock exchange. Under the Plan, if the shareholders of PhageTx receive capital stock of another corporation ("Exchange Stock") in exchange for their shares of common stock in any transaction involving a merger, all options granted under the Plan shall be converted into options to purchase shares of Exchange Stock unless PhageTx and the corporation issuing the Exchange Stock, in their sole discretion, determine that any or all such options granted under this Plan shall not be converted into options to purchase Exchange Stock, but instead shall terminate. The amount and price of converted options shall be determined by adjusting the amount and price of the options granted under the Plan in the same proportion as used for determining the number of shares of Exchange Stock the holders of the common stock receive in such merger, consolidation, acquisition of property or stock, separation or reorganization. Unless provided otherwise in the Optionee's original individual option agreement, the vesting schedule set forth in the option agreement shall accelerate, and reflect 100% vesting immediately prior to the conversion to an option for the Exchange Stock.

         As of the date of these financial statements, no corporate action has been taken with regard to the outstanding options by the Company's Board of Directors. In October 1999, management presented the Company with a proposal to exercise all outstanding options in a cashless or net exercise transaction, with subsequent conversion into common shares. The Company has not yet determined the resolution of this proposal, or how the outstanding options will be treated. In compliance with the terms of the PhageTx Plan, the vesting schedule for all remaining outstanding options has been assumed to accelerate and reflect 100% vesting as of the date of the PhageTx Acquisition.

PHAGE THERAPEUTICS INTERNATIONAL INC.                                         13
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999

7.       STOCK OPTIONS
         Phage Therapeutics, Inc. (cont'd...)

----------------------------------------------- -------------- -------------

                                  Shares Under          Price      Weighted
                                   Outstanding      Per Share       Average
                                       Options                     Exercise
                                                                      Price
----------------------------------------------- -------------- -------------


Balance at December 31, 1997           1724000   $0.20 - 1.00          0.67


Options granted                          75000              1             1

Options terminated                     -200000    0.20 - 1.00           0.6


Balance at December 31, 1998           1599000    0.20 - 1.00          0.69
Options granted                         100000              1             1

Options terminated                     -224000    0.20 - 1.00          0.73

Balance at December 31, 1999           1475000    0.20 - 1.00          0.73
==================================== ========= ==============   ===========

         As of December 31, 1999 all outstanding options were fully vested as a result of the PhageTx Acquisition transaction. No options granted have been exercised as of December 31, 1999. The weighted average contractual life of options outstanding as of December 31, 1999 was 7.9 years.

         The Company applies United States Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its Plan. Accordingly, no compensation expense has been recognized for incentive stock options issued in accordance with its stock-based compensation plan. Had compensation cost for incentive stock option awards under the Company's Plan been determined based upon the fair value at the grant date consistent with the methodology prescribed under United States Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, (SFAS 123) the Company's net loss and loss per share would have been adjusted as follows:
  --------------------------------------------------------- ---------------

                                                1999             1998
  --------------------------------------------------------- ---------------



  Net loss
        As reported                            $ 1,487,498     $ 1,373,505
  --------------------------------------------------------- ---------------

         Pro-forma                             $ 1,632,319     $ 1,443,005
  --------------------------------------------------------- ---------------

  Basic and diluted loss per share
          As reported                           $   (0.23)      $   (0.27)
  --------------------------------------------------------- ---------------

          Pro-forma                            $    (0.25)      $   (0.28)
  --------------------------------------------------------- ---------------

PHAGE THERAPEUTICS INTERNATIONAL INC.                                         14
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999

(7)      STOCK OPTIONS (cont'd...)

         The Company has granted nonqualified stock options to certain consultants and advisors as compensation for their services. Consistent with the treatment prescribed by SFAS 123 regarding grants of stock options to non-employees, the Company has determined that the fair value of the nonqualified stock options granted was approximately $29,000, $20,250 and $60,900 for the years ended December 31, 1999 and December 31, 1998 and the period from inception through December 31, 1997, respectively. Because the options granted vest over three years, the period over which services are expected to be rendered, the Company has amortized the fair value of the nonqualified options granted on a straight-line basis over the three year service period of each option granted. However, because the vesting of all outstanding options has been accelerated to 100% as a result of the PhageTx Acquisition transaction, all remaining expense was amortized as of March 31, 1999. Accordingly, the Company has recorded in research and development, compensation expense of approximately $72,200, $ 31,438 and $6,494 for the years ended December 31, 1999 and December 31, 1998 and the period from inception through December 31, 1997, respectively.

         In arriving at its estimates of fair value for options granted, the Company used the Black-Scholes option pricing model with the following assumptions:
------------------------------------------- ----------------- ----------------

                                                  1999             1998
------------------------------------------- ----------------- ----------------

     Expected dividend yield                              0%               0%

     Expected stock price volatility                  0.001%          .0.001%

     Risk-free interest rate                           5.10%            4.63%

     Expected life of options in years                    7                7
=========================================== ================= ================

         The weighted average fair value at grant date for options granted was $0.29, $0.27 and $0.23 per option for the years ended December 31, 1999 and December 31, 1998 and the period from inception through December 31, 1997, respectively.

8.       INCOME TAXES

         The Company's total deferred tax asset is as follows:

                Net operating loss carry forward                    $ 1,505,298

                       Valuation allowance                             -1505298

                                                                       $      -
 -------------------------------------------------------          ==============

             At December 31, 1999 the Company had net operating loss carryforwards for income tax purposes of approximately $4.4 million that will expire between 2012 and 2020. Since utilization of deferred tax assets resulting from loss carryforwards and temporary differences is dependent on future profits, which is not assured, a valuation allowance equal to the deferred taxes has been provided. Utilization of the Company's tax loss carryforwards may be subject to annual limitations if there is deemed to be a change in control.

PHAGE THERAPEUTICS INTERNATIONAL INC.                                         15
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999
9.           RELATED PARTY TRANSACTIONS

             As of the date of inception, PhageTx entered into a management consulting agreement with Barrington Holdings Ltd., an entity affiliated with PhageTx's Chairman. Under the terms of this agreement, PhageTx paid to Barrington $7,500 per month for management services performed by the Chairman, plus reimbursement of expenses incurred for the benefit of PhageTx. Approximately $135,000 of fees and expenses were paid to Barrington in connection with this agreement from inception through its termination effective February 28, 1998. During 1998 and in January 1999 certain shareholders of PhageTx advanced funds to PhageTx to cover operating expenses and incurred various additional expenses on behalf of PhageTx. The amount of these expenses and advances totaled approximately $99,000 at December 31, 1998. Additional advances and expenses of $51,000 were incurred in early 1999. During January and February 1999, these shareholder advances and expenses paid by shareholders on behalf of PhageTx were assigned by the shareholders to Phage Therapeutics International Inc. In concurrent transactions, the PhageTx issued to Phage Therapeutics International Inc. 150,000 shares of PhageTx common stock, valued at $1.00 per share, in satisfaction of the debt paid by Phage. During the year Phage Tx paid or accrued wages of $144,000 (1998 - $144,000) to the president and director of the Company. As at December 31, 1999, the Company owed $182,836.
             During the year PhageTx paid or accrued wages of $58,815 (1998 - $94,000) to a former officer and director of the Company. As at December 31, 1999, the Company owed $86,154.
              On September 1, 1998 the Company entered into a management agreement with Stealth Investment Corp. ("Stealth") to provide day-to-day management services to the Company (the "Management used Agreement"). A director and officer of the Company, is the sole shareholder and director of Stealth. The Management Agreement is terminable by wither party with two months notice and provides for a base fee of $10,000 a month plus Subsequent to the PhageTx acquisition, during the period from April 1, 1999 through December 31, 1999 the Company paid or accrued management fees of $45,000, consulting fees of $45,000, office rent of $18,976, office administration of $8,333 and investor relations of $1,871. As at December 31, 1999 the Company owned Stealth $93,199.

10.          SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS
------------------------------------------ ----------------- ----------------

                                                       1999             1998
------------------------------------------ ----------------- ----------------

    Cash paid for income taxes                      $     -          $     -
========================================== ================= ================

    Cash paid for interest                          $     -         $      -
========================================== ================= ================

              The  following   non-cash   operating,   investing  and  financing
              transaction occurred during the year ended December 31, 1998:

              a) The Company issued 22,857 common shares at a deemed value of $80,000 as consideration for compensation for bridge of a loan financing.

              b) Certain founding shareholders of the Company transferred from their shareholdings 85,000 common shares to the agent at a deemed value of $300,000, who completed a placement of 500,000 common shares for the Company.

              The  following   non-cash   operating,   investing  and  financing
              transactions occurred during the year ended December 31, 1999:

              a) The company issued 71,429 common shares at a deemed value of $80,000 settlement of liability.

PHAGE THERAPEUTICS INTERNATIONAL INC.                                         15
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999


11.          COMMITMENTS AND CONTINGENCIES

             Lease Agreement

             Effective May 1, 1997 PhageTx entered into a noncancelable operating lease for office and research facilities, which was to expire in April, 2002. The lease contained options for two additional five-year extensions of the initial lease term, at rates to be negotiated at the beginning of the option periods. In November 1999 PhageTx received from the lessor a release from the remaining term of the lease in exchange for payments of $35,000, $23,242 and $19,370 to be made on March 20, 2000, June 10, 2000 and
             September 10, 2000 respectively. These amounts, totaling $77,612, represent unpaid rent of approximately $54,000 (four months) plus a penalty for lease termination. All amounts have been included in rent expense and recorded as a liability at December 31, 1999. A deposit related to this lease of $12,638, included in other non-current assets as of December 31, 1998, was expensed in the month in which the lease was terminated.

             PhageTx had recorded a deferred rent obligation of $43,657 as of October 31, 1999, which represented the excess of rent calculated on a straight-line basis over rent payments required by the terms of the lease. This deferred rent amount was to be amortized over the remaining term of the lease. Because the lease was terminated in November 1999, all remaining deferred rent was charged to rent expense in that month. Including the effects of the deposit, deferred rent expense, and additional expense upon lease termination, PhageTx recorded rent expense of approximately $117,954 and $132,000 in connection with this lease during the years ended December 31, 1999, December 31, 1998.

             PhageTx's physical assets are currently held in a storage facility for which PhageTx pays a monthly fee. No lease agreement has been signed in connection with this storage facility, and payment is made month to month. PhageTx incurred approximately $1,700 of expense during the year ended December 31, 1999 for this facility.

             Contingencies

             An individual whom PhageTx engaged on a limited basis to assist with introductions related to raising private equity capital has asserted that certain private placement funds were received by PhageTx as a result of introductions made by that individual. The Company is in the process of determining the validity of the claims asserted. Should the claims be determined valid, PhageTx would be expected to pay approximately $10,000 in cash as a finder's fee, issue 35,000 PhageTx common shares, and issue warrants to purchase an additional 25,000 shares of common stock at $1.00 per share for a term of seven years. As the probability of outcome is not certain, no accrual has been made in the financial statements nor shares reserved in connection with this contingency.

             Prior to inception of PhageTx, a founder entered into a consulting agreement with an individual to assist with the setup of licensing arrangements between PhageTx and certain research institutions. A dispute has arisen regarding the amount of payment required under the consulting arrangement, which terminated in June 1997. The Company's exposure in relation to this consulting agreement is a cash amount owed of approximately $17,000, which has been accrued in the financial statements, 25,000 PhageTx common shares, and an option for 41,668 additional common shares of PhageTx. As the probability of outcome is not certain no accrual has been made in the financial statements nor shares reserved in connection with this contingency.

12.          SUBSEQUENT EVENT

             In March 2000, the Company issued pursuant to a private placement, 1,942,858 units at $0.70 per unit, for total proceeds of $1,360,000. Each unit consisted of one common share of the Company and a warrant, which entitles the holder thereof, to purchase another common share of the Company at $1.25 per share until March 3, 2001 and $2.00 per share until March 3, 2002. The private placement was issued in accordance with Regulation D, Rule 506 of the United States Securities Act of 1933, as amended.



PHAGE THERAPEUTICS INTERNATIONAL INC.                                                                   17
(A Development Stage Company)
SUPPLEMENTAL SCHEDULE
CONSOLIDATED STATEMENTS OF OPERATIONS BY DETAIL LINE ITEM

        -------------------------------------------- --------------- -------------- -------------

                                                     Cumulative
                                                     Amounts From
                                                     Date of
                                                     Inception on    Year Ended     Year ended
                                                     December 24,    December 31,   December
                                                     1996 to         1999           31,
                                                     December 31,                   1998
                                                     1999\
        -------------------------------------------- --------------- -------------- -------------

        EXPENSES
        -------------------------------------------- --------------- -------------- -------------

        General and administrative
        -------------------------------------------- --------------- -------------- -------------

             Compensation and benefits                $   1,021,761    $   314,450    $  380,084
        -------------------------------------------- --------------- -------------- -------------

            Travel, meetings and related expenses            217050          15547         34415
        -------------------------------------------- --------------- -------------- -------------

            Rent and other facilities costs                  510874         163819        189103
        -------------------------------------------- --------------- -------------- -------------

            Consulting fees                                  543741         163915        237838
        -------------------------------------------- --------------- -------------- -------------

            Management fees                                   45000          45000             -
        -------------------------------------------- --------------- -------------- -------------

            Professional fees                                215995          42745         85679
        -------------------------------------------- --------------- -------------- -------------

            Amortization                                      95146          38772         38772
        -------------------------------------------- --------------- -------------- -------------

            Other general and administrative                 175730          67990         69126
        -------------------------------------------- --------------- -------------- -------------


                                                            2825297         852238       1035017
        -------------------------------------------- --------------- -------------- -------------

        Research and experimentation
        -------------------------------------------- --------------- -------------- -------------

           Sponsored research agreements                     157284              -             -
        -------------------------------------------- --------------- -------------- -------------

           Research reagents, supplies and equipment         147726           1050         52240
        -------------------------------------------- --------------- -------------- -------------

           Consulting                                        245120          80000        122500
        -------------------------------------------- --------------- -------------- -------------

           Compensation and benefits                         287024         143756        101803
        -------------------------------------------- --------------- -------------- -------------

           Travel, meetings and related expenses              28051              -           270
        -------------------------------------------- --------------- -------------- -------------

            Rent and other facilities costs                   84345          24013         42587
        -------------------------------------------- --------------- -------------- -------------

            Amortization                                      36122          16244       17, 082
        -------------------------------------------- --------------- -------------- -------------
            General research and development                   4990            403          1826
        -------------------------------------------- --------------- -------------- -------------

                                                             990662         265466        338488
        -------------------------------------------- --------------- -------------- -------------



                      PHAGE THERAPEUTICS INTERNATIONAL INC.
                          (A Development Stage Company)


                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)


                               September 30, 2000




PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS
(Unaudited)
------------------------------------------------------------------------------------------------------------

                                                                            September 30,           (Audited)
                                                                                    2000    December 31, 1999
                                                                         ----------------  ------------------
ASSETS
   Current
       Cash and equivalents                                                   $   219,353         $     1,223
        Prepaid expenses and other current assets                                 343,228               8,282
                                                                              -----------         -----------

                                                                                  562,581               9,505


Capital assets, net                                                                17,182              42,520
Deposits, non current                                                                --                  --
                                                                              -----------         -----------
                                                                              $   579,763         $    52,025
======================================================================        ===========         ===========



LIABILITIES AND STOCKHOLDERS'S EQUITY
Current
       Accounts payable                                                       $   283,371         $   421,953
       Accrued liabilities                                                        134,513             177,347

       Deferred rent expense                                                         --                  --
       Due to related parties                                                     264,421             362,189
       Notes payable to related party                                             145,943             145,189
                                                                              -----------         -----------
                                                                                  828,248           1,107,432

Stockholders' equity
        Capital stock
            Authorized
                  50,000,000 common shares with a par value of $0.001
             Issued and outstanding
                  December 31, 1999 - 6,809,729
                  September 30, 2000 - 8,752,587                                    8,752               6,809

            Additional paid-in capital                                          4,379,813           3,021,756
            Non-controlling interest                                               (8,369)             (8,369)

            Non-qualified stock options outstanding                               152,402             110,150
            Deficit accumulated during the development state                   (4,781,083)         (4,185,753)
                                                                              -----------         -----------
                                                                                 (248,485)         (1,055,407)
                                                                              -----------         -----------
                                                                              $   579,763         $    52,025
                                                                              ===========         ===========


PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------------------


                                                     Cumulative
                                                     Amounts
                                                     From Date of
                                                     Inception on    Three Month                      Nine Month        Nine Month
                                                     December 24,    Period Ended     Three Month     Period          Period Ended
                                                     1996 to         September 30,    Period Ended    Ended          September, 30
                                                     September 30,   2000             September 30,   September               1999
                                                     2000                             1999            30, 2000
EXPENSES
     General and administrative                        3,305,510          185,997         292,650         480,213         663,471
     Research and experimentation                      1,105,279           66,647          34,539         114,617         261,942
                                                     -----------      -----------     -----------     -----------     -----------

Loss before other item                                (4,410,789)        (252,644)       (327,189)       (594,830)       (925,413)


   OTHER ITEM

    Loss on disposal of capital assets                  (370,294)            --              --              (500)           --
                                                                                      -----------     -----------     -----------
    Loss for the period                              $(4,781,083)     $  (252,644)    $  (327,189)    $  (595,330)    $  (925,413)
===================================================  ===========      ===========     ===========     ===========     ===========
    Basic and diluted loss per share                                  $     (0.03)    $     (0.05)    $     (0.07)    $     (0.15)
===================================================  ===========      ===========     ===========     ===========     ===========
    Weighted average number of shares outstanding                       8,752,587       6,785,919       8,212,904       6,256,027
===================================================  ===========      ===========     ===========     ===========     ===========









PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)

-----------------------------------------------------------------------------------------------------------------


                                                               Cumulative
                                                        Amounts From Date
                                                          of Inception on
                                                         December 24, 1996
                                                          to September 30,   Nine Month Period  Nine Month Period
                                                                     2000      Ended September    Ended September
                                                                                      30, 2000           30, 1999
                                                         -----------------   -----------------  -----------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Loss for the period                                      $(4,781,083)    $   (595,330)       $    (925,413)
   Adjustments to reconcile net loss to net cash used in
   operating activities:
         Amortization                                            158,554           29,047               41,799
          Compensation expense from vesting of
               non-qualified stock option                        152,402           42,252               72,218
          Loss on disposal of capital assets                     369,794             --                  --
         Interest on loan from related party                       5,745             --                  --
         Consulting                                              160,000             --                 80,000

  Change in non-cash working capital items
        Decrease (increase in prepaid expenses
             and other current assets)                          (341,228)        (334,946)              (4,835)
        Decrease (increase)  in deposits                            --               --                    410
        Increase (decease) in accounts payable                   244,353         (138,582)              36,984
        Increase (decrease)  in accrued liabilities              134,513          (42,834)             (10,599)
        Increase (decrease) in deferred rent                        --               --                 (1,256)
        Increase (decrease)  in due to related parties           264,421          (97,768)             246,705
                                                             -----------      -----------          -----------
 Net cash used in operating activities                        (3,632,529)      (1,138,161)            (454,317)
                                                             -----------      -----------          -----------

   CASH FLOWS FROM INVESTING ACTIVITIES
      Acquisition of cash on purchase of subsidiary                  173             --                    173
      Purchases of capital assets                               (552,811)          (3,709)              (1,950)
                                                             -----------      -----------          -----------
      Net cash used in investing activities                     (552,638)          (3,709)              (1,777)
                                                             -----------      -----------          -----------
    CASH FLOWS FROM FINANCING ACTIVITIES

        Proceeds from sale of capital assets                       7,281             --                  --
        Net proceeds received from loan                          140,198             --                110,168
        Net proceeds received from stock issuances             4,257,041        1,360,000              352,000
                                                             -----------      -----------          -----------
       Net cash provided by financing activities               4,404,520        1,360,000              462,168
                                                             -----------      -----------          -----------
    Change in cash position during the period                    219,353          218,130                6,074
     Cash position, beginning of period                             --              1,223                1,744
                                                             -----------      -----------          -----------
     Cash and cash equivalents, end of period                $   219,353      $   219,353         $      7,818
                                                             ===========      ===========          ===========






PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
SUPPLEMENTAL SCHEDULE
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
-----------------------------------------------------------------------------------------------------------------------------------


                                                     Cumulative
                                                        Amounts
                                                   From Date of
                                                   Inception on                      Three Month
                                                   December 24,      Three Month          Period        Nine Month       Nine Month
                                                        1996 to     Period Ended           Ended      Period Ended     Period Ended
                                                   December 31,    September 30,       September     September 30,    September 30,
                                                           2000             2000        20, 1999              2000             1999
                                                 --------------     ------------    ------------    -------------     ------------
EXPENSES
General and administrative

     Compensation and benefits                   $    1,116,390     $     31,897    $     68,422    $      94,629     $    249,732
    Travel, meetings and related expenses                236149             9326            -505            19099            11907
    Rent and other facilities costs                      557295            23084           49966            46421           132854
    Consulting fees                                      666406            43665          104389           122665           136561
    Management fees                                       90000            15000           15000            45000            30000
    Professional fees                                    324450            58821           22134           108455            24818
    Amortization                                         115598             1701            9693            20452            29079
    Other general and administrative                     199222             2503           23551            23492            48520
                                                 --------------     ------------    ------------    -------------     ------------

                                                        3305510           185997          292650           480213           663471
                                                 --------------     ------------    ------------    -------------     ------------



Research and experimentation
   Sponsored research agreements                         157284             --              --               --               --
   Research reagents, supplies and equipment             160194             3185            --              12468             1050
   Consulting fees                                       247232             2112           20000             2112            80000
   Compensation and benefits                             358233            48479            6642            71209           143756
   Travel, meetings and related expenses                  28283             --              --                232             --
    Rent and other facilities costs                      104345            10000            3639            20000            24013
    Amortization                                          44718             2871            4240             8596            12720
    General research and development                       4990             --                18             --                403
                                                 --------------     ------------    ------------    -------------     ------------
                                                        1105279            66647           34539           114617           261942
                                                 --------------     ------------    ------------    -------------     ------------

Loss for the period                              $   (4,781,083)    $   (252,644)   $   (327,189)   $    (595,330)    $   (925,413)
===============================================  ==============     ============    ============    =============     ============
Basic and diluted loss per share                                    $      (0.03)   $      (0.05)   $       (0.07)    $      (0.15)
===============================================  ==============     ============    ============    =============     ============
Weighted average number of shares outstanding                            8752587         6785919          8212904          6256027
===============================================  ==============     ============    ============    =============     ============





PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(Unaudited)
-----------------------------------------------------------------------------------------------------------------


                                                            Common Stock
                                                      --------------------------   Additional             Non-
                                                       Number                        Paid -in      controlling
                                                      of Shares        Amount         Capital         Interest
                                                      -----------    ----------   -----------    -------------
Stock issued for expenses incurred
   By founder                                       $     571,429   $       571    $   39,429    $         --

Stock sold for cash - December 1996                     1,785,707         1,786        98,214              --

Stock sold for cash - March
   through July 1997                                    1,600,000         1,600       638,400              --
Stock sold for cash - August
    through December 1997                                 735,000           735        734265              --

Issuance of non-qualified stock options                        --            --            --              --
Loss for the period                                            --            --            --              --
                                                      -----------    ----------   -----------    -------------

Balance at December 31, 1997                              4692136          4692       1510308              --

Stock sold for cash - February
   through March 1998                                      165000           165        264835              --

Stock issued as compensation for
    bridge loan financing                                   22857            23         79977              --
Stock sold for cash - April through
    May 1998, net of offering
    expenses of $66,959                                    500000           500        432541              --

Contribution of capital  by shareholders                       --            --        300000              --
Investment banking fee paid by
    shareholders                                               --            --       (300000)             --

Advances on merger letter of intent
    converted to common stock
    November 1998                                              --            --        332000              --
Deferred compensation from non-
   qualified stock options outstanding                         --            --            --              --

Loss for the year                                              --            --            --              --
                                                      -----------    ----------   -----------    -------------
Balance at December 31, 1998                              5379993          5380       2619661              --

Advances on merger converted to
   common stock - February 1999                                --            --         50000              --
Assumption of debt by parent converted to
common stock, February 1999                                    --            --        150000              --
Acquisition  of parent                                    2028375          2028       (36,873)             --

Non-controlling interest recorded at
   March 25, 1999                                      (1,486,852)       (1,486)        16022          (14,536)
Shares issued for cash and
   receivables - April 1999                                187500           188        149812              --

Shares issued for acquisition of
   additional shares of subsidiary -
   April 1999                                              629284           628        (6,795)            6167
Shares issued for settlement of liability                   71429            71         79929              --
Deferred compensation from non-
   qualified stock options outstanding                         --            --            --              --

Loss for the year                                              --            --            --              --
                                                      -----------    ----------   -----------    -------------
Balance at December 31, 1999                              6809729   $     6,809   $ 3,021,756    $      (8,369)
                                                      -----------    ----------   -----------    -------------

Shares issued for cash - March 2000                       1942858          1943       1358057              --

Deferred compensation from non-qualified stock                 --            --            --              --
      options outstanding

Net loss for the period                                        --            --            --    $      (8,369)



Balance at September 30, 2000                             8752587   $     8,752  $  4,379,813    $      (8,369)
                                                       ==========   ===========   ===========    =============





                                                 Non-qualified          Deficit
                                                 Stock Options      Accumulated
                                                   Outstanding       During The
                                                                    Development
                                                                          Stage          Total
                                                 -----------       -------------     -----------
Stock issued for expenses incurred
   By founder                                    $      --          $        --     $     40,000

Stock sold for cash - December 1996                     --                   --          100,000

Stock sold for cash - March
   through July 1997                                    --                   --          640,000
Stock sold for cash - August
    through December 1997                               --                   --           735000

Issuance of non-qualified stock options                 6494                 --             6494
Loss for the period                                     --             (1324750)        (1324750)
                                                 -----------       -------------     -----------

Balance at December 31, 1997                            6494           (1324750)          196744

Stock sold for cash - February
   through March 1998                                   --                   --           265000

Stock issued as compensation for
    bridge loan financing                               --                   --            80000
Stock sold for cash - April through
    May 1998, net of offering
    expenses of $66,959                                 --                   --           433041

Contribution of capital  by shareholders                --                   --           300000
Investment banking fee paid by
    shareholders                                        --                   --          (300000)

Advances on merger letter of intent
    converted to common stock
    November 1998                                       --                   --           332000
Deferred compensation from non-
   qualified stock options outstanding                 31438                 --            31438

Loss for the year                                       --           (1,373,505)      (1,373,505)
                                                 -----------       -------------     -----------
Balance at December 31, 1998                           37932         (2,698,255)         (35,282)

Advances on merger converted to
   common stock - February 1999                         --                   --            50000
Assumption of debt by parent converted to
common stock, February 1999                             --                   --           150000
Acquisition  of parent                                  --                   --           (34845)

Non-controlling interest recorded at
   March 25, 1999                                       --                   --             --
Shares issued for cash and
   receivables - April 1999                             --                   --           150000

Shares issued for acquisition of
   additional shares of subsidiary -
   April 1999                                           --                   --             --
Shares issued for settlement of liability               --                   --            80000
Deferred compensation from non-
   qualified stock options outstanding                 72218                 --            72218

Loss for the year                                       --           (1,487,498)      (1,487,498)
                                                 -----------       -------------     -----------
Balance at December 31, 1999                     $   110,150       $ (4,185,753)    $ (1,055,407)
                                                 -----------       -------------    ------------

Shares issued for cash - March 2000                     --                   --          1360000

Deferred compensation from non-qualified stock         42252                 --            42252
      options outstanding

Net loss for the period                          $   152,402       $   (595,330)        (595,330)



Balance at September 30, 2000                    $   152,402       $ (4,781,083)    $   (248,485)
                                                 ===========       =============    ============



ITEM 16. INDEX TO EXHIBITS

Item 1 - Index to Exhibits

3.1      Articles of Incorporation and Amendments

3.2      By-laws

10.1     Stock Option Plan 2000

10.2     Securities Purchase Agreement dated as of October 23, 2000

23       Consent of Independent Accountants

Item 2 - Description of Exhibits

         The  Exhibits  required  by this item are  included as set forth in the
Exhibit Index.


                                   SIGNATURES

In accordance  with Section 12 of the  Securities  Act of 1934,  the  registrant
caused  this  registration   statement  to  be  signed  on  its  behalf  by  the
undersigned, thereunto duly authorized.


                                          PHAGE THERAPEUTICS INTERNATIONAL, INC.
                                            (Registrant)

                                            by     /s/ Darren Pylot
                                            ------------------------------
                                            President, CEO and Director

                                            Dated:   November 15, 2000